UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

IN THE MATTER OF:                                    )
                                                     )
FIRST TRUST EXCHANGE-TRADED FUND                     )
FIRST TRUST EXCHANGE-TRADED FUND II                  )
FIRST TRUST EXCHANGE-TRADED FUND III                 )
FIRST TRUST EXCHANGE-TRADED FUND IV                  )
FIRST TRUST EXCHANGE-TRADED FUND V                   )        File No. 812-
FIRST TRUST EXCHANGE-TRADED FUND VI                  )
FIRST TRUST EXCHANGE-TRADED ALPHADEX(R) FUND         )
FIRST TRUST EXCHANGE-TRADED ALPHADEX(R) FUND II      )
FIRST TRUST ADVISORS L.P.                            )
FIRST TRUST PORTFOLIOS L.P.                          )

      Application for an Order (i) under Section 6(c) of the Investment Company Act of 1940, as amended (the "Act") for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act and (ii) under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act.

                       All communications and orders to:

                        First Trust Exchange-Traded Fund
                      First Trust Exchange-Traded Fund II
                      First Trust Exchange-Traded Fund III
                      First Trust Exchange-Traded Fund IV
                       First Trust Exchange-Traded Fund V
                      First Trust Exchange-Traded Fund VI
                  First Trust Exchange-Traded AlphaDEX(R) Fund
                First Trust Exchange-Traded AlphaDEX(R) Fund II
                           First Trust Advisors L.P.
                          First Trust Portfolios L.P.
                       120 East Liberty Drive, Suite 400
                               Wheaton, IL 60187
                             Attn: W. Scott Jardine

                                With a copy to:
                                  Eric F. Fess
                               Felice R. Foundos
                               Suzanne M. Russell
                             Chapman and Cutler LLP
                                111 West Monroe
                               Chicago, IL 60603

         Page 1 of 68 sequentially numbered pages (including exhibits).

 As filed with the U.S. Securities and Exchange Commission on October 25, 2012

I.    INTRODUCTION

      A. Summary of Application

      In this application ("Application"), First Trust Exchange-Traded Fund (the "Initial Trust"), First Trust Exchange-Traded Fund II ("Trust II"), First Trust Exchange-Traded Fund III ("Trust III"), First Trust Exchange-Traded AlphaDEX(R) Fund (the "AlphaDEX(R) Trust"), First Trust Exchange-Traded AlphaDEX(R) Fund II (the "AlphaDEX(R) Trust II"), First Trust Exchange-Traded Fund IV ("Trust IV"), First Trust Exchange-Traded Fund V ("Trust V"), First Trust Exchange-Traded Fund VI ("Trust VI" and, together with the Initial Trust, Trust II, Trust III, the AlphaDEX(R) Trust, the AlphaDEX(R) Trust II, Trust IV and Trust V, the "Existing Trusts" and each, an "Existing Trust"), First Trust Advisors L.P. ("First Trust Advisors"), and First Trust Portfolios L.P. ("First Trust Portfolios" or the "Distributor" and, together with the Existing Trusts and First Trust Advisors, the "Applicants"), apply for and request from the U.S. Securities and Exchange Commission ("Commission") an order (i) under Section 6(c) of the Act, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 thereunder, and (ii) under Sections 6(c) and 17(b) of the Act, for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act (referred to herein as the "Order"). The relief requested in this Application relates to one series of an Existing Trust (the "Initial Fund"). Applicants request that the Order requested herein apply not only to the Existing Trusts and the Initial Fund, but also to any other open-end management investment company existing or created in the future (together with the Existing Trusts, the "Trusts" and each, a "Trust") and any existing or future series of the Trusts, advised by First Trust Advisors or an entity controlling, controlled by, or under common control with First Trust Advisors ("Adviser")(1), that operate in accordance with the terms and conditions stated in the Application (the "Future Funds"). The Initial Fund and the Future Funds together are each referred to as a "Fund" and collectively as the "Funds."

      The Order, if granted, would permit, among other things:

            (a) the Funds to issue their shares ("Shares") in large aggregations only;

            (b) secondary market transactions in Shares to be effected at negotiated market prices rather than at net asset value ("NAV") per Share on a national securities exchange as defined in Section 2(a)(26) of the Act ("Exchange");

            (c) certain affiliated persons of the open-end investment company described herein to deposit securities into, and receive securities from, such investment company, in connection with the purchase and redemption of aggregations of Shares of such investment company; and

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(1)   All references herein to the term "Adviser" include any successor to the
      Adviser. For purposes of the requested Order, a "successor" is limited to an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

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            (d) the payment or satisfaction of redemptions in periods exceeding seven (7) calendar days under specified limited circumstances.

      Applicants believe that (i) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act and (ii) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are or will be consistent with the policy of each Fund; and the proposed transactions are consistent with the general purposes of the Act. The relief requested by Applicants will be collectively referred to herein as the "Relief."

      Each Fund will seek to provide investment returns that correspond, before fees and expenses, generally to the performance of a specified securities index (each an "Underlying Index" and collectively, "Underlying Indexes"). Certain Underlying Indexes may consist of sub-indices. The component securities of an Underlying Index are referred to as the "Component Securities" and an entity that compiles, creates, sponsors or maintains an Underlying Index is referred to as an "Index Provider."

      Applicants are seeking an Order to create and operate certain types of index-based portfolios, as described herein (referred to as "Index-Based Funds"), for which the Index Provider is not an affiliated person as defined in
Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of a Trust, the Adviser, any Sub-Adviser (as defined herein), the Distributor or a promoter of the portfolio (an "Unaffiliated Index Provider").(2) In addition, Applicants seek the Order to create and operate index-based portfolios of the Trusts for which the Adviser or an affiliated person, as defined in Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of a Trust, the Adviser, any Sub-Adviser (as defined herein), the Distributor or a promoter of the portfolio (each, other than the Adviser, an "Affiliated Person") will serve as the Index Provider (each such portfolio, an "Affiliated Index Fund"). Funds will be either Index-Based Funds or Affiliated Index Funds. Any Future Fund will (a) be advised by the Adviser or an entity controlling, controlled by, or under common control with the Adviser and (b) comply with the terms and conditions of this Application.

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(2)   Applicants intend to continue to rely on a previously obtained order for purposes of creating and operating index-based portfolios that hold equity securities selected to correspond generally to the price and yield performance of a specified domestic or international equity securities index for which the Index Provider is an Unaffiliated Index Provider. In the Matter of First Trust Exchange-Traded Fund, et al., Investment Company Act Release Nos. 27051 (Aug. 26, 2005) (notice) and 27068 (Sept. 20, 2005)
      (order), as amended by In the Matter of First Trust Exchange-Traded Fund, et al., Investment Company Act Release Nos. 27772 (Mar. 30, 2007) (notice) and 27784 (Apr. 25, 2007) (order).

      The Initial Trust, Trust II, the AlphaDEX(R) Trust, First Trust Advisors and First Trust Portfolios have received exemptive relief from Section 12(d)(1)(A) and (B) of the Act and Section 17(a) of the Act permitting, in relevant part, certain investment companies and unit investment trusts to invest in shares of such Existing Trusts beyond the limits of Section 12(d)(1)(A) and
(B) of the Act (the "Section 12(d)(1) Order").(3) The relief in the Section 12(d)(1) Order extends to any other registered open-end investment company created in the future and comprising part of the same "group of investment companies" within the meaning of Section 12(d)(1)(G)(ii) of the Act such as the other Trusts and their series. Accordingly, the Funds will rely on the relief granted in the Section 12(d)(1) Order.

      B. Comparability of Relief Sought to Prior Relief Granted by the
Commission

      Applicants seek Relief substantially similar to the relief granted by the Commission to other open-end management investment companies commonly referred to as "exchange-traded funds" ("ETFs"), including PIMCO ETF Trust, Old Mutual Global Shares Trust, Global X Funds, Javelin Exchange-Traded Trust, ALPS ETF Trust, iShares Trust, ETFs advised by SSgA Funds Management, Inc., NETS Trust and PowerShares Exchange-Traded Fund Trust (collectively, "Prior Index-Based ETFs"). Applicants further seek Relief with respect to the Affiliated Index Funds substantially similar to the relief granted by the Commission to ETFs issued by IndexIQ ETF Trust, WisdomTree Trust, Market Vectors ETF Trust and Russell Exchange Traded Funds Trust (collectively, "Prior Self-Indexing ETFs").(4) Also, Applicants seek Relief with respect to Long/Short Funds and

--------

(3) See Investment Company Act Release Nos. 27812 (Apr. 30, 2007) (notice) and 27845 (May 30, 2007) (order).

(4) Pacific Investment Management Company LLC and PIMCO ETF Trust, Investment Company Act Release No. 28752 (June 1, 2009); Old Mutual Global Shares Trust, et al., Investment Company Act Release No. 28898 (Sept. 9, 2009); Global X Funds, et al., Investment Company Act Release No. 28433 (Oct. 3,
      2008); Javelin Exchange-Traded Trust, et al., Investment Company Act Release No. 28367 (Aug. 26, 2008); ALPS Advisers, Inc., et al., Investment Company Act Release No. 28262 (May 1, 2008); Barclays Global Fund Advisors, Investment Company Act Release No. 24451 (May 12, 2000); Barclays Global Fund Advisors, Investment Company Act Release No. 24452 (May 12, 2000); Barclays Global Fund Advisors, et al., Investment Company Act Release No. 25622 (June 25, 2002), as subsequently amended by iShares Trust, et al., Investment Company Act Release No. 26006 (Apr. 15, 2003), Barclays Global Fund Advisors, et al., Investment Company Act Release No. 26175 (Sept. 8, 2003), and Barclays Global Fund Advisors, et al., Investment Company Act Release No. 27417 (June 23, 2006); NETS Trust, et al., Investment Company Act Release No. 28195 (Mar. 17, 2008); SSgA Funds Management, Inc. et al., Investment Company Act Release No. 27839 (May 25,
      2007); PowerShares Exchange-Traded Fund Trust, et al., Investment Company Act Release No. 25985 (Mar. 28, 2003); PowerShares Exchange-Traded Fund Trust, et al., Investment Company Act Release No. 27841 (May 25, 2007); In the Matter of WisdomTree Investments Inc., et al., Investment Company Act Release No. 27391 (June 12, 2006) ("WisdomTree Order"); In the Matter of IndexIQ ETF Trust, et al., Investment Company Act Release No. 28653 (Mar. 20, 2009) ("IndexIQ Order"); In the Matter of Market Vectors ETF Trust, et al., Investment Company Act Release No. 29490 (Oct. 26, 2010) ("Market Vectors Order"); and In the Matter of Russell Investment Management Company, et al., Investment Company Act Release No. 29671 (May 16, 2011) ("Russell Order") (collectively referred to herein as the "Prior ETF Orders"; the WisdomTree Order, the Index IQ Order, the Market Vectors Order and the Russell Order are collectively referred to herein as the "Prior Self-Indexing ETF Orders"). In addition, Applicants note that the Commission recently issued a notice of application with respect to an application seeking relief similar to that which Applicants are seeking with respect to Affiliated Index Funds. See In the Matter of Northern Trust Investments, Inc., et al., Investment Company Act Release No. 30211 (Sept. 24, 2012).

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130/30 Funds (each as defined below) substantially similar to the relief granted by the Commission to ETFs issued by FQF Trust (collectively, "Prior Long/Short ETFs")(5). The Prior Index-Based ETFs, Prior Self-Indexing ETFs and Prior Long/Short ETFs are collectively referred to herein as the "Prior ETFs."

      No form having been specifically prescribed for this Application, Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

II.   BACKGROUND

      A. General

      Applicants intend to establish certain index-based market basket investment products intended to be made available to both institutional and retail investors. Each Trust intends to create diversified and non-diversified Funds, each of which will operate pursuant to the terms and conditions stated in this Application.

      Each Trust is or will be registered with the Commission as an open-end management investment company and offers and sells (or will offer and sell) its shares pursuant to a registration statement on Form N-1A filed with the Commission under the Securities Act of 1933 (the "Securities Act") and the Act (the "Registration Statement"). Funds which track Domestic Indexes (as defined below) are referred to as "Domestic Funds" and Funds which track Foreign Indexes (as defined below) are referred to as "Foreign Funds." Funds which track an Underlying Index that includes equity securities, but not fixed income securities, are referred to as "Equity Funds" and Funds that track an Underlying Index that includes fixed income securities or a combination of fixed income securities and equity securities are referred to as "Fixed Income Funds."

      As discussed below, certain of the Underlying Indexes will include only long (as opposed to long and short) positions in Component Securities, while other Underlying Indexes will include both long and short positions. In addition, certain of the Underlying Indexes will be comprised of securities (including positions therein) traded in the U.S. markets ("Domestic Indexes"), while other Underlying Indexes will be comprised of securities (including positions therein) not traded in the U.S. markets or a combination of domestic and foreign securities (including positions therein) ("Foreign Indexes"). Future Funds may be based on Domestic Indexes as well as on Foreign Indexes. The securities in which a Fund invests are referred to as the "Portfolio Securities."

      Each Trust will issue, with respect to each Fund on a continuous offering basis, only specified large aggregations of Shares (e.g., at least 25,000 Shares) (each such aggregation of Shares, a "Creation Unit"). The size of a Creation Unit for each Fund will initially be determined by the Adviser, based in part on the estimated initial trading price per individual Share of such Fund

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(5)   In the Matter of FQF Trust, et al., Investment Company Act Release No.
      29747 (Aug. 5, 2011).

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and the size of Creation Units for other ETFs trading at that time, as well as each Fund's target audience.(6) Applicants expect that the initial price of a Creation Unit will be a minimum of $625,000 and will be in the range of $625,000 to $10 million, and that the initial trading price per individual Share of each Fund will be in the range of $25 to $100. Individual Shares will not be individually redeemable. Only Shares assembled into Creation Units will be redeemable, but Creation Units will not be listed or traded. Applicants intend that the initial NAV of the Shares will be established per Share at a level convenient for trading purposes.

      Shares of each Fund will be listed and traded individually on an Exchange. It is expected that one or more member firms of an Exchange will be designated to act as a market maker ("Market Maker") and maintain a market for Shares trading on the Exchange. The Exchange on which Shares are primarily listed is referred to as the "Listing Exchange."(7)

      Applicants believe that the Funds, like other ETFs, must offer securities that will be available on an "open-end" basis (i.e., continuously offered) and provide ready redeemability for investors presenting one or more Creation Units for redemption. This open-end structure of each Fund will permit efficiencies in pricing, be most responsive to market needs and demands, and minimize the costs that are sometimes encountered in connection with the underwritten public offerings of shares of closed-end funds. Therefore, purchases and redemptions of Creation Units of the Funds generally will be made by an "in-kind" tender of specified securities, with any cash portion of the purchase price and redemption proceeds to be kept to a minimum, all in the manner described below in Section II.K., entitled "Sales of Shares." Applicants believe that this "in-kind" method minimizes the need to liquidate Portfolio Securities to meet redemptions or to acquire Portfolio Securities in connection with purchases of Creation Units and would permit closer tracking of each Fund's Underlying Index. Applicants submit that this "in-kind" mechanism also will provide a number of benefits to investors such as efficiencies in pricing, response to market needs and reductions in certain costs, such as brokerage fees, custodian fees and various other fund overhead costs and fund accounting costs, and significant reductions in transfer agency fees, as well as potential tax efficiencies.

      Each Fund that intends to qualify as a regulated investment company ("RIC") will maintain the required level of diversification, and otherwise

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(6)   The size of a Creation Unit as stated in a Fund's prospectus
      ("Prospectus") may be changed, from time to time, if the individual Share price of such Fund increases to such an extent that the Creation Unit price becomes unappealing to investors and arbitrageurs seeking to create or redeem.

(7) If Shares are listed on The NASDAQ Stock Market LLC ("NASDAQ") or a similar electronic Exchange, including NYSE Arca, Inc. ("Arca"), one or more member firms of that Exchange will act as Market Maker and maintain a market for Shares trading on that Exchange. If Shares are listed on NASDAQ, no particular Market Maker will be contractually obligated to make a market in Shares, although NASDAQ's listing requirements stipulate that at least two Market Makers must be registered in Shares to maintain the listing. In addition, on NASDAQ and Arca, registered Market Makers are required to make a continuous, two-sided market at all times or they are subject to regulatory sanctions. No Market Maker will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, within the meaning of Section 2(a)(3) of the Act, except pursuant to Sections 2(a)(3)(A) and (C) of the Act, due to ownership of Shares, as described below.

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conduct its operations, so as to meet the RIC diversification requirements of the Internal Revenue Code of 1986, as amended (the "Code").

      B. The Initial Fund

      The Initial Fund (consisting of an initial Affiliated Index Fund) and its Underlying Index are described in Appendix B hereto.

      C. The Adviser

      The Adviser is an Illinois limited partnership, with its principal office in Wheaton, Illinois. The Adviser is registered as an investment adviser under
Section 203 of the Investment Advisers Act of 1940, as amended (the "Advisers Act").

      The Adviser, subject to the oversight and authority of the Board of Trustees of the Trusts ("Board"), will develop the overall investment program for each Fund.(8) The Adviser may enter into sub-advisory agreements with one or more investment advisers to act as "sub-advisers" with respect to particular Funds (each, a "Sub-Adviser" and collectively, the "Sub-Advisers"). The Sub-Advisers, if any, will serve as the portfolio managers for the Funds. Under the Adviser's supervision, each Sub-Adviser will manage the investment and reinvestment of each applicable Fund's assets in accordance with the applicable Fund's investment objective. Any Sub-Adviser for a Fund will be registered under the Advisers Act.

      D. The Distributor

      The Distributor, an Illinois broker-dealer, is a broker-dealer registered under the Securities Exchange Act of 1934 (the "Exchange Act"). The Distributor is an affiliate of the Adviser. The Distributor will act as distributor and principal underwriter of the Funds. Applicants request that the Order apply to the Distributor, any successor to the Distributor, and to any other entity hired by a Fund as a future distributor (each, a "Future Distributor") that complies with the terms and conditions of this Application. Neither the Distributor nor any Future Distributor is or will be affiliated with any Exchange.

      E. Administrator, Custodian, Fund Accountant, Transfer Agent, Dividend Disbursing Agent and Securities Lending Agent

      Each Fund will have an administrator ("Administrator"), custodian ("Custodian"), fund accountant ("Fund Accountant"), transfer agent ("Transfer Agent"), and dividend disbursing agent ("Dividend Disbursing Agent"), and may have a securities lending agent ("Securities Lending Agent") of Portfolio Securities. The Trusts and any Securities Lending Agent will comply with guidelines of the Commission staff regarding the lending of portfolio securities of an open-end investment company. Subject to the approval of the Board, the

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(8)   The term "Board" includes any board of trustees of any Existing Trust or future Trust.

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Adviser, a Sub-Adviser or an affiliate of the Adviser and/or Sub-Advisers may provide administration, custody, fund accounting, transfer agency, dividend disbursement and securities lending services to the Funds.

      F. Underlying Indexes and Licensing Arrangements

      The Adviser has selected the Underlying Index identified in Appendix B to this Application as the Underlying Index on which the Initial Fund will be based. Except with respect to the Affiliated Index Funds, no Index Provider(9) is or will be an "affiliated person," as defined in Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of a Trust or a Fund, of the Adviser, of any Sub-Adviser to or promoter of a Fund or of the Distributor.

      G. Special Considerations Applicable to Affiliated Index Funds

      1. Overview

      The Index Provider to an Affiliated Index Fund (an "Affiliated Index Provider") will create a proprietary, rules based methodology described below in Section G.4. ("Rules Based Process") to create Underlying Indexes for use by the Affiliated Index Funds and other investors (each an "Affiliated Index" and collectively the "Affiliated Indexes").(10)

      All of the Affiliated Indexes will be reconstituted periodically to ensure new and growing investments are reflected. The Affiliated Indexes will be built according to transparent rules. Rules dictate additions/deletions to the Affiliated Indexes ensuring constant coverage. The Affiliated Index Provider will utilize a rules based methodology to determine what securities are included in the Affiliated Indexes so that the Affiliated Indexes will remain relevant no matter how market activity changes.

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(9)   An Unaffiliated Index Provider will not provide recommendations to a Fund regarding the purchase or sale of specific securities. In addition, an Unaffiliated Index Provider will not provide any information relating to changes to an Underlying Index's methodology for the inclusion of Component Securities, the inclusion or exclusion of specific Component Securities, or the methodology for the calculation of the return of Component Securities, in advance of a public announcement of such changes by the Unaffiliated Index Provider.

(10) It is currently contemplated that the Adviser will be the Affiliated Index Provider. The Affiliated Indexes may be made available to registered investment companies, as well as separately managed accounts of institutional investors and privately offered funds that are not deemed to be "investment companies" in reliance on Section 3(c)(1) or 3(c)(7) of the Act for which the Adviser acts as adviser and/or sub-adviser ("Affiliated Accounts") as well as other such registered investment companies, separately managed accounts and privately offered funds for which it does not act either as adviser and/or sub-adviser ("Unaffiliated Accounts"). The Affiliated Accounts and the Unaffiliated Accounts (collectively referred to herein as "Accounts"), like the Funds, would seek to track the performance of one or more Underlying Index(es) by investing in the constituents of such index(es) or a representative sample of such constituents of the index. To the extent prohibited by Section 17(a) of the Act and consistent with the Relief requested from Section 17(a) herein, the Affiliated Accounts will not engage in Creation Unit transactions with a Fund.

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      The Affiliated Indexes will be "transparent," meaning that (i) both the
Rules Based Process and the composition of each Affiliated Index will be freely available to the public, (ii) any change to the Rules Based Process will be announced at least sixty (60) days prior to becoming effective, (iii) any changes to constituents of and weightings of each Affiliated Index will be announced at least two (2) days prior to the Reconstitution Date and the Rebalance Date (as both such terms are defined herein) and (iv) all such changes will be made freely available to the public as well.

      Applicants believe that each Affiliated Index Fund's investment strategy of tracking its Underlying Index fits squarely within the scope of the relief previously granted in the Prior ETF Orders to the Prior Index-Based ETFs. Indeed, Applicants submit that, were the Affiliated Index Provider not the Adviser or an Affiliated Person, (i) each Affiliated Index Fund's use of its Affiliated Index would be indistinguishable from the use of existing indexes by other ETFs that track indices of unaffiliated index providers currently trading and (ii) the Affiliated Index Provider would be viewed no differently than the existing index providers that create and license their intellectual property for use by various persons, such as portfolio managers and their funds, including ETFs. Moreover, Applicants assert that the structure of the Affiliated Index Funds will be substantially similar to the Prior Self-Indexing ETFs. Applicants further submit that the operation of the Affiliated Index Funds and the Affiliated Index Funds' arbitrage mechanism, for all practical purposes, will be identical to the operation and arbitrage mechanism of ETFs now trading.

      Applicants contend that the potential conflicts of interest arising from the fact that the Affiliated Index Provider will be the Adviser or an Affiliated Person are not actual concerns, and will not have any impact on the operation of the Affiliated Index Funds, because the Affiliated Indexes will maintain transparency. The Affiliated Index Funds' portfolios will be transparent and the Adviser, any Affiliated Person who is an Affiliated Index Provider, any Sub-Adviser and the Affiliated Index Funds each will adopt policies and procedures to address any potential conflicts of interest ("Policies and Procedures"), all as discussed herein. Among other things, the Policies and Procedures will be designed to limit or prohibit communications with respect to issues/information related to the maintenance, calculation and reconstitution of the Affiliated Indexes between (i) personnel who have responsibility for the Affiliated Indexes and the Rules Based Process (referred to as "Index Personnel")(11) and (ii) personnel who have responsibility for the maintenance of the Affiliated Index Funds or any Affiliated Accounts.

      Applicants assert that the Affiliated Indexes will be as transparent as, or more transparent than, indexes used by existing ETFs. Like the indexes used by ETFs currently trading, the Affiliated Indexes owned by the Affiliated Index Provider will be created using a detailed Rules Based Process that will be made publicly available. The Affiliated Index Provider will publish in the public domain, including on its website and/or the Affiliated Index Funds' website ("Website"), the rules that govern the inclusion and weighting of securities in

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(11)  Index Personnel may be employees of the Adviser or an affiliate of the
      Adviser ("Adviser Affiliate") or employees of an Affiliated Person who is an Affiliated Index Provider, as the case may be.

each of its Affiliated Indexes. Applicants believe that this public disclosure will prevent the Adviser from possessing any advantage over other market participants by virtue of being the Affiliated Index Provider or being affiliated with the Affiliated Index Provider. Of course, like all index providers, the Affiliated Index Provider will reserve the right to modify the Rules Based Process in the future. The Rules Based Process could be modified, for example, to reflect changes in the underlying market tracked by an Affiliated Index, the way in which the Rules Based Process takes into account market events or to change the way a corporate action, such as a stock split, is handled. Such changes would not take effect until the Affiliated Index Provider has given (1) the Calculation Agent (defined below) reasonable prior written notice of such rule changes and (2) the investing public at least sixty (60) days published notice that such changes will be implemented. The Index Personnel will be solely responsible for the creation and development of the Rules Based Process and determining the nature of modifications to the Rules Based Process. In conjunction with the Policies and Procedures discussed herein, these restrictions will prevent the Adviser, any Sub-Adviser or any person affiliated with it or any Affiliated Index Fund from having any advantage over other market participants, including the investing public, with respect to prior knowledge of companies and other issuers that may be added to or deleted from the Affiliated Index or from any Affiliated Index Funds that track the Affiliated Indexes. Applicants believe that by publicly disclosing the Rules Based Process governing the construction and maintenance of the Affiliated Indexes, and requiring significant advance publication of changes to the Rules Based Process, the Affiliated Indexes that will be owned by the Affiliated Index Provider will be at least as transparent as indexes underlying existing ETFs.

      In conclusion, Applicants submit that the Affiliated Index Funds will use their Affiliated Indexes and operate, function and trade in a manner very similar to the other index-based ETFs which are currently traded, without raising any new issues or concerns, and that they merit the requested Relief.

      2. Potential Conflicts of Interest

      Applicants do not believe the potential for conflicts of interest raised by the Adviser's use of the Affiliated Indexes in connection with the management of the Affiliated Index Funds and the Affiliated Accounts will be substantially different from the potential conflicts presented by an adviser managing two or more registered funds or by the side-by-side management of traditional funds and unregistered funds. More specifically, Applicants do not believe the potential for conflicts presented by the Adviser's use of the Affiliated Indexes in connection with the management of the Affiliated Index Funds and the Affiliated Accounts will be substantially different from the potential for conflicts presented by the side-by-side management of Prior ETFs which track the performance of an index that also serves as the benchmark for a traditional mutual fund or unregistered account managed by the same adviser. Furthermore, Applicants do not believe the potential for conflicts presented by the Adviser's use of the Affiliated Indexes in connection with the management of the Affiliated Index Funds and the Affiliated Accounts will be substantially different from the potential for conflicts presented and addressed in the Prior Self-Indexing ETF Orders. The Adviser and any Affiliated Person who is an Affiliated Index Provider will adopt and implement the Policies and Procedures that they believe will minimize or eliminate any potential conflicts of interest.

      First, the Adviser will disclose the potential for conflicts to the Affiliated Index Funds. Second, as discussed further herein, the Adviser, if it is the Affiliated Index Provider, or any Affiliated Person who is an Affiliated Index Provider, as the case may be, will adopt Policies and Procedures designed to prevent the dissemination and improper use of non-public information about changes to the constituents of the Affiliated Index and the Rules Based Process. In addition, the Adviser and any Sub-Adviser will adopt and implement, pursuant to Rule 206(4)-7 under the Advisers Act, written policies and procedures designed to prevent violations of the Advisers Act and the rules thereunder. These include Policies and Procedures designed to minimize potential conflicts of interest between Affiliated Index Funds and the Affiliated Accounts, such as cross trading policies, as well as those designed to ensure the equitable allocation of portfolio transactions and brokerage commissions. The structure of the Affiliated Index Funds, as index funds, as well as those of the Affiliated Accounts, minimizes the potential for conflicts as the investment strategies of each Affiliated Index Fund and the Affiliated Accounts will be constrained by their objective to track the performance of their respective Affiliated Index. It is not contemplated that the Adviser or any Sub-Adviser will receive incentive fees for outperforming the Affiliated Index of any Affiliated Index Fund. In fact, the Adviser believes that any significant outperformance or underperformance would be viewed negatively by investors in such Funds, which will have an objective of seeking to track their Affiliated Index.

      To the extent the Affiliated Index Funds transact with an Adviser Affiliate or affiliated persons of any Sub-Adviser (the "Sub-Adviser Affiliates"), such transactions will comply with the Act, the rules thereunder and the terms and conditions of this Application. Subject to the approval of the Board, the Adviser, an Adviser Affiliate, any Sub-Adviser and/or any Sub-Adviser Affiliates may be authorized to provide custody, fund accounting and administration, transfer agency and securities lending services to the Affiliated Index Funds.

      The conflicts of interest do not exist where the index creator is not an affiliated person, or an affiliated person of an affiliated person, of an ETF or its investment adviser or any sub-adviser. Therefore, with respect to the Index-Based Funds, the representations and undertakings designed to prevent such potential conflicts of interest should not be applicable.

      3. Index Provider and Calculation Agent

      As owner of the Affiliated Indexes, the Affiliated Index Provider will enter into an agreement ("Calculation Agent Agreement") with a third party to act as "Calculation Agent." The Calculation Agent will not be an affiliated person, as such term is defined in the Act, or an affiliated person of an affiliated person, of the Affiliated Index Funds, the Adviser, any Sub-Adviser, any promoter or the Distributor. Pursuant to the terms of the Calculation Agent Agreement, the Affiliated Index Provider will initially apply the Rules Based Process to the universe of equity and/or fixed income securities and will determine the number, type, and weight of securities that will comprise each Affiliated Index, and will perform all calculations necessary to determine the proper make-up of the Affiliated Index. Thereafter, (i) the Calculation Agent will be solely responsible for the calculation and maintenance of each Affiliated Index, as well as the dissemination of the values of each Affiliated Index and (ii) the Affiliated Index Provider will be responsible solely for performing the reconstitution updates and rebalance updates for each Affiliated

Index on the relevant Reconstitution Dates and Rebalance Dates (each as defined below).(12)

      The Calculation Agent will disseminate Affiliated Index information through one or more unaffiliated third party data providers, which are available to subscribers. Affiliated Index values on a total return basis will be disseminated on an end-of-day basis through such unaffiliated third party data provider(s). The "price index values"(13) of each Affiliated Index will be calculated by the Calculation Agent and disseminated in accordance with the rules of the Exchange. Information about each Affiliated Index, including data on Component Securities and weightings, will be available on the Website, as will a rule book describing the Rules Based Process applicable to such Affiliated Index ("Rule Book"). The Index Personnel will monitor the results produced by the Calculation Agent on a periodic basis to determine whether the Calculation Agent is performing such maintenance, calculation and dissemination functions in accordance with the Rules Based Process. The Index Personnel will not have any responsibility for management of the Affiliated Index Funds.

      4. Rules Based Process

      (a) Securities Selection.

      All of the Affiliated Indexes for which an Affiliated Index Fund seeks to track will be derived from the application of the Rules Based Process as described above. In order to be included in an Affiliated Index, each Component Security must meet the eligibility requirements set forth in the Rules Based Process and contained in the Rule Book for such Affiliated Index. The Rule Book for each Affiliated Index will be published on the Website.

      (b) Component and Weighting Changes to Affiliated Indexes.

      In accordance with the Rules Based Process, the Index Personnel will provide data to the Calculation Agent, who will update each Affiliated Index on at least an annual basis (in some cases on a more frequent periodic basis) to add or delete individual Component Securities that have been selected or deleted pursuant to the Rules Based Process after the close of trading on the date provided for in the relevant Rule Book (each such date a "Reconstitution Date") and to rebalance the Component Securities from time to time, as described in the relevant Rule Book (each such occurrence a "Rebalance Date").(14) The Index

--------

(12) The Affiliated Index Provider will reserve the right to modify the Rules Based Process in the future.

(13) A "total return index value" reflects price appreciation (or depreciation) of the constituent securities plus reinvestment of dividends, whereas a "price index value" reflects only price appreciation (or depreciation) of the constituent securities.

(14) Affiliated Indexes may have Reconstitution Dates and Rebalance Dates that occur on a periodic basis more frequently than once yearly, but no more frequently than monthly. The Reconstitution Dates and Rebalance Dates for each Affiliated Index will be made available on the Website.

Personnel will not disclose any information concerning the identity of Component Securities that have been added to, or deleted from, each Affiliated Index, or the weightings of such Component Securities, to the Adviser, any Sub-Adviser, the Affiliated Index Funds, the Affiliated Accounts or any other affiliated entities (except other Index Personnel) before such information is publicly disclosed on the Website (or otherwise publicly disseminated by the Calculation Agent) and is available to the entire investing public. Notwithstanding the foregoing, the Calculation Agent may disclose such information solely to the Index Personnel in order to permit such persons to monitor the results produced by the Calculation Agent for compliance with the Rules Based Process and to the Legal and Compliance teams of the Affiliated Index Funds, the Adviser and the Sub-Adviser for purposes of such persons' monitoring of compliance with such entities' Code of Ethics. The Calculation Agent will be expressly prohibited from providing this information to employees of the Adviser or any Sub-Adviser or their affiliates (except Index Personnel and the Legal and Compliance teams of the Affiliated Index Funds, the Adviser and the Sub-Adviser) before such information is publicly disclosed on the Website (or otherwise publicly disseminated by the Calculation Agent). The Index Personnel (i) will not have any responsibility for the management of the Affiliated Index Funds or the Affiliated Accounts, (ii) will be expressly prohibited from sharing this information with those employees of the Adviser or any Sub-Adviser that have responsibility for the management of the Affiliated Index Funds or the Affiliated Accounts until such information is publicly announced,(15) and (iii) will be expressly prohibited from sharing or using this non-public information in any way except in connection with the performance of their respective duties.

      The new Component Securities and their approximate new weightings will be announced at least two (2) days prior to a Reconstitution Date or a Rebalance Date, and then again, with definitive weights, after the close on each Reconstitution Date or Rebalance Date before the opening on the next day to the general public and the Adviser and any Sub-Adviser (on behalf of the Affiliated Index Funds and the Affiliated Accounts). Again, except as specifically noted herein, none of the Adviser, any Sub-Adviser or any other person, whether affiliated or unaffiliated (except Index Personnel) would be provided with the Affiliated Index weightings and composition until such information is publicly disclosed on the Website (or otherwise publicly disseminated by the Calculation Agent).(16)

--------

(15) However, in accordance with the Policies and Procedures, the Index Personnel may make such information available to very senior management or other personnel of the Adviser or its affiliates or an Affiliated Person who is an Affiliated Index Provider who, in the ordinary course of their duties, may have responsibilities relating to multiple aspects of the business of the Adviser, its affiliates or an Affiliated Person, as the case may be. The Adviser, its affiliates and any Affiliated Person who is an Affiliated Index Provider, as the case may be, will adopt Policies and Procedures forbidding their personnel, including senior management, who receive such information from (i) improperly using or disseminating such information, and (ii) using this information to influence changes to the Rules Based Process or the Affiliated Indexes.

(16) The Adviser and the Distributor have each adopted a Code of Ethics as required under Rule 17j-1 of the Act and Rule 204-2 of the Advisers Act which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1. The Adviser and the Distributor have each adopted Policies and Procedures to detect and prevent insider trading, as required under
      Section 204A of the Advisers Act, which are reasonably designed, taking into account the nature of their business, to prevent the misuse of material non-public information in violation of the Advisers Act or the

      Component Securities may be added to and/or deleted from any Affiliated Index on a day other than the Reconstitution Date if there is a change to the Rules Based Process that results in such new constituents being added to such Affiliated Index. Changes to the Rules Based Process resulting in the addition of Component Securities to any Affiliated Index on a day other than the Reconstitution Date should occur only infrequently, if at all. In addition, Component Securities may be added to and/or deleted from an Affiliated Index on a day other than the Reconstitution Date as a result of either (i) changes to the Rules Based Process or (ii) the occurrence of "corporate actions" as set forth in the Rule Book. These additions and/or deletions will be executed by the Calculation Agent as soon as possible after the corporate action is announced. Except as described above, new Component Securities will not be added to any Affiliated Index other than on a Reconstitution Date.

      As is the case with Prior ETFs and other index funds, each Affiliated Index Fund will make changes to its Portfolio Securities in response to certain announced changes in its Affiliated Index when the applicable Adviser and/or Sub-Adviser believes it is in the best interest of the Affiliated Index Fund to do so. Additions to and deletions from an Affiliated Index Fund's Portfolio Securities could be made (i) immediately or shortly after a change to its Component Securities or Rules Based Process is announced, (ii) on or about the date the announced change to such Component Securities or Rules Based Process is actually implemented by the Calculation Agent or (iii) any time thereafter. In determining whether and when to implement a change to an Affiliated Index Fund's Portfolio Securities, an Adviser and/or Sub-Adviser would consider brokerage costs, market impact costs (e.g., changes to the price of a security caused by executing a large order all at once), portfolio tax efficiency, cash flow and the impact that such changes would have on the Affiliated Index Fund's tracking error against its Affiliated Index.

      (c) Market Impact of Underlying Index Changes.

      It is impossible to predict when and how market participants will react to announced changes in the Rules Based Process or the Component Securities of the Affiliated Index Funds' Affiliated Indexes. Nevertheless, Applicants expect market participants to react to such changes in the same manner as they would to announced changes in other indexes tracked by traditional mutual funds, Prior ETFs and other investors. The announcement that a security has been added to a widely-followed index or benchmark may cause the price of that security to increase and an announcement that a security has been deleted from a widely-followed index or benchmark may cause the price of that security to decrease. To the extent an index or benchmark is not widely followed, any price increase or decrease generally would be expected to be smaller than a corresponding change to a widely-followed index or benchmark. Similarly, other things being equal, to the extent that an index or benchmark's methodology is rules-based and transparent, any price increase or decrease generally would be expected to be smaller than the increase or decrease resulting from a change to

--------------------------------------------------------------------------------

      Exchange Act or the rules or regulations thereunder. Similarly, any Sub-Adviser will also have a Code of Ethics and Policies and Procedures to detect and prevent insider trading.

a non-transparent index or benchmark (because the transparency of the index or benchmark likely would provide the market with more notice of such change). Because it is not possible to predict when and how market participants will react to announced changes in the Rules Based Process or the Component Securities of the Affiliated Index Funds' Affiliated Indexes, Applicants cannot predict when and how these changes will impact the market price and NAV per Share of an Affiliated Index Fund. In this respect, Applicants do not believe that the Affiliated Index Funds and their Affiliated Indexes are any different than existing ETFs and their respective underlying indexes or benchmarks.

      5. Transparency of Affiliated Indexes

      The Affiliated Index Provider will describe the basic concept of each Affiliated Index and disclose the relevant Rule Book laying out the Rules Based Process on the Website. As discussed above, changes to the Rules Based Process will be publicly disclosed on the Website prior to actual implementation. Such changes will not take effect until the Affiliated Index Provider has given the investing public at least sixty (60) days published notice that such changes are being planned to take effect. Applicants note that the identity and Affiliated Index weightings of the securities that meet the criteria of the Rules Based Process will be readily ascertainable by anyone since the Rules Based Process, including the selection criteria, will be freely available. The Index Personnel will not provide any employee or director of the Adviser or Adviser Affiliate or of any Affiliated Person who is an Affiliated Index Provider (except other Index Personnel), any Sub-Adviser, Affiliated Account or the Affiliated Index Funds with notice of changes to the Rules Based Process prior to making such information publicly available.(17)

      The Website also may include information designed to educate investors. The Calculation Agent may make available to the Affiliated Index Provider information on the Affiliated Indexes that the Affiliated Index Provider will make available to the general public on the Website. Each Business Day (defined below), the Website will publish free of charge (or provide a link to another website that will publish free of charge) the Component Securities of each Affiliated Index and their respective weightings in each Affiliated Index as of the close of the prior Business Day, the Portfolio Securities held by each Affiliated Index Fund and their respective weightings, each Affiliated Index Fund's per share NAV, and the market closing price or the midpoint of the bid/ask spread at the time of the calculation of such NAV per Share ("Bid/Ask Price") and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV per Share, all as of the prior Business Day. The components and weightings of the Affiliated Indexes, as well as the

--------

(17) However, in accordance with the Policies and Procedures, the Index Personnel may make such information available to very senior management or other personnel of the Adviser or its affiliates or an Affiliated Person who is an Affiliated Index Provider who, in the ordinary course of their duties, may have responsibilities relating to multiple aspects of the business of the Adviser, its affiliates or an Affiliated Person, as the case may be. The Adviser, its affiliates and any Affiliated Person who is an Affiliated Index Provider, as the case may be, will adopt Policies and Procedures forbidding their personnel, including senior management, who receive information about changes to the Rules Based Process from (i) improperly using or disseminating such information, and (ii) using this information to influence changes to the Rules Based Process or the Affiliated Indexes.

portfolio holdings of each Affiliated Index Fund, are also expected to be available through unaffiliated third-party data vendors.

      Changes to the constituents of each Affiliated Index made by the Affiliated Index Provider and/or the Calculation Agent will be disclosed by such party and published on the Website. Any such announcements and Website disclosures to the public will be made in such a manner that none of the employees of the Adviser, an Adviser Affiliate, any Affiliated Person who is an Affiliated Index Provider (outside of the Index Personnel), any Sub-Adviser, or any Affiliated Index Fund is notified of actions prior to the general investing public, except as described herein.

      Applicants believe that each Affiliated Index will maintain transparency. All components, weightings, additions and deletions from the Affiliated Indexes will not only be publicly available, but also will be publicly announced prior to any changes being made. As stated above, Applicants believe that this level of disclosure is similar to that of other Underlying Indexes currently used by ETFs. The Adviser, if it is the Affiliated Index Provider, or any Affiliated Person who is an Affiliated Index Provider, will adopt Policies and Procedures prohibiting employees from disclosing or using any non-public information acquired through their employment, except as appropriate in connection with the administration of the Affiliated Indexes. Also, the Adviser, if it is the Affiliated Index Provider, or any Affiliated Person who is an Affiliated Index Provider, as the case may be, will adopt Policies and Procedures that prohibit and are designed to prevent anyone, including the Index Personnel, from disseminating or using non-public information about pending changes to the Component Securities or Rules Based Process, except as described herein. These policies will specifically prohibit the Index Personnel from sharing any non-public information about the Affiliated Indexes with any personnel of the Adviser and/or Sub-Advisers responsible for management of the Affiliated Index Funds and/or any Affiliated Account. The Adviser and any Sub-Adviser also will adopt policies that prohibit personnel responsible for the management of the Affiliated Index Funds and/or any Affiliated Account from sharing any non-public information about the management of the Affiliated Index Funds and any Affiliated Account with the Index Personnel. The Adviser and any Sub-Adviser will have, pursuant to Rule 206(4)-7 under the Advisers Act, written policies and procedures designed to prevent violations of the Advisers Act and the rules thereunder.

      In addition, the Affiliated Index Provider will retain an unaffiliated third-party Calculation Agent to calculate and maintain the Affiliated Indexes on a daily basis. The Calculation Agent will be instructed to not communicate any non-public information about the Affiliated Indexes to anyone, and expressly not to the personnel of the Adviser or any Sub-Advisers responsible for the management of the Affiliated Index Funds or Affiliated Accounts. The Calculation Agent will be instructed to disseminate information about the daily constituents of the Affiliated Indexes to the Adviser, any Sub-Adviser, any Affiliated Person who is an Affiliated Index Provider and the public at the same time, except as otherwise described herein.

      The Index Personnel will be employees of the Adviser and/or an Adviser Affiliate, if the Adviser is the Affiliated Index Provider, or employees of an Affiliated Person who is an Affiliated Index Provider or its affiliate. The Calculation Agent will not be affiliated with the Adviser, Adviser Affiliate, or any Sub-Adviser, or any Affiliated Person who is an Affiliated Index Provider. The Index Personnel responsible for creating and monitoring the Affiliated Indexes and the personnel of the Calculation Agent responsible for calculating and maintaining the Underlying Indexes will be employees of separate organizations and will be located in physically separate offices.

      The portfolio managers responsible for day-to-day portfolio management of the Affiliated Index Funds and Affiliated Accounts will be employees of the Adviser or a Sub-Adviser. The personnel responsible for overseeing the activities of any Sub-Adviser in connection with the management of the Affiliated Index Funds and Affiliated Accounts also will be employees of the Adviser. The Index Personnel and the personnel responsible for the management of the Affiliated Index Funds and/or any Affiliated Account will either be employees of separate entities or will be employees of the same entity and, in either case, be located in offices on separate floors of the same building or in separate buildings. The Adviser will adopt procedures and implement processes that are designed to prevent Index Personnel from having access to non-public information about management of the Affiliated Index Funds and/or any Affiliated Account (such access could be electronic (e.g., by computer) or physical (e.g., paper) or otherwise). Similarly, the Adviser, if it is the Affiliated Index Provider, or an Affiliated Person who is an Affiliated Index Provider, as the case may be, will adopt procedures and implement processes that are designed to prevent the personnel of the Adviser or any Sub-Adviser (other than Index Personnel) from having access to the information related to the Affiliated Indexes and Rule Based Process before such information is made public (such access could be electronic (e.g., by computer) or physical (e.g., paper) or otherwise). The personnel of the Adviser or any Sub-Adviser (other than Index Personnel) also will not have access to the computer systems used by the Calculation Agent.

      All Index Personnel who are employees of the Adviser or any Adviser Affiliate, Sub-Adviser or any Sub-Adviser Affiliate will be "Access Persons" under the Adviser's Code of Ethics (within the meaning of Rule 17j-1 under the Act). The Adviser will have policies which will (i) require any personnel responsible for the management of an Affiliated Index Fund and/or any Affiliated Account to pre-clear all personal securities transactions with a designated employee within the Legal or Compliance teams of the Adviser; (ii) require all Index Personnel who are employees of the Adviser and/or Adviser Affiliate to pre-clear all personal securities transactions within the Legal or Compliance teams of the Adviser; and (iii) require reporting of personal securities transactions to a designated employee within the Legal or Compliance teams of the Adviser in accordance with Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act. Furthermore, the Adviser, if it is the Affiliated Index Provider, or any Affiliated Person who is an Affiliated Index Provider, as the case may be, will adopt policies and procedures which impose a restricted list and blackout period requirements(18) on all Index Personnel. Also, any

--------

(18) The Adviser, if it is the Affiliated Index Provider, or any Affiliated Person who is an Affiliated Index Provider, as the case may be, will adopt "Restricted List" and "Blackout Period" procedures and requirements. In summary, no Index Personnel will be permitted to trade in any security on the Restricted List during the Blackout Period, as defined below. The "Restricted List" will include any security that is a Component Security of any Affiliated Index upon which any Affiliated Index Fund or Affiliated Account is based. The "Blackout Period" is a time period that extends five Business Days -- from the close of trading a full 24 hours before the

Sub-Adviser will be required to adopt a Code of Ethics pursuant to Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act and to provide the applicable Trust with the certification required by Rule 17j-1 under the Act.

      6. Use of Affiliated Indexes by Affiliated Index Funds

      As discussed above, the Affiliated Index Provider will be the Adviser or an Affiliated Person. The Adviser, if it is the Affiliated Index Provider, will be the owner of the Affiliated Indexes and all related intellectual property. Otherwise, the Adviser will enter into a license agreement with any Affiliated Person who is an Affiliated Index Provider for the use of the Underlying Indexes and related intellectual property in connection with a Trust and its Affiliated Index Funds. In either case, the Adviser will provide the Affiliated Indexes and related intellectual property at no cost to the applicable Trust and Affiliated Index Funds.

      H. Capital Structure and Voting Rights: Book-Entry

      Shareholders of a Fund will have one vote per Share or one vote per dollar with respect to matters regarding the Fund for which a shareholder vote is required consistent with the requirements of the Act, the rules promulgated thereunder and applicable state law.

      Shares will be registered in book-entry form only. The Funds will not issue individual Share certificates. The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York ("DTC"), or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares (owners of such beneficial interests referred to herein as "Beneficial Owners") will be shown on the records of DTC or DTC participants (the "DTC Participants"). Beneficial Owners of Shares will exercise their rights in such securities indirectly through DTC and DTC Participants. All references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through DTC and DTC Participants, except as otherwise specified. No Beneficial Owner shall have the right to receive a certificate representing such Shares. Delivery of all notices, statements, shareholder reports and other communications from any Fund to its Beneficial Owners will be at such Fund's expense through the customary practices and facilities of DTC and DTC Participants.

--------------------------------------------------------------------------------

      Affiliated Index Fund or Affiliated Account or portfolio manager for such Affiliated Index Fund or Affiliated Account receives its rebalance or reconstitution information from the Affiliated Index Provider until three trading days after such Affiliated Index Fund or Affiliated Account or portfolio manager receives its rebalance or reconstitution information from the Affiliated Index Provider. For example, if the applicable Affiliated Index Fund or Affiliated Account or portfolio manager receives rebalance or reconstitution information on a Monday, the Blackout Period extends from market close on the prior Thursday to market close on the following Thursday.

      I. Investment Objectives and Policies

      1. General

      The investment objective of each Fund will be to provide investment returns that correspond, before fees and expenses, generally to the performance of its relevant Underlying Index. In seeking to achieve the investment objective of a Fund, the relevant Adviser and/or Sub-Adviser will utilize the indexing investment approaches described below.

      At all times, at least 80% of each Fund's total assets will be invested in Component Securities. In the case of Foreign Funds, the 80% requirement may also include Depositary Receipts (as defined below) representing such securities (or, in cases where a Depositary Receipt is a Component Security, a security underlying such Depositary Receipt) and, in the case of Fixed Income Funds, the 80% requirement may also include to-be-announced transactions or "TBA Transactions." Any Depositary Receipts held by a Foreign Fund will be negotiable securities that represent ownership of a non-U.S. company's publicly traded stock. Applicants believe that, in certain cases, holding one or more Depositary Receipts rather than the Component Securities of the relevant Foreign Index will improve the liquidity, tradability and settlement of a Foreign Fund's then current Portfolio Deposit (as defined below) (thereby improving the efficiency of the creation and redemption process and facilitating efficient arbitrage activity), while at the same time permitting a Foreign Fund to maintain direct exposure to Component Securities of its Foreign Index.

      A Fund may also invest up to 20% ("20% Asset Basket") of its assets in certain index futures, options, options on index futures, swap contracts or other derivatives, as related to its respective Underlying Index and its Component Securities, cash and cash equivalents, other investment companies, as well as in securities and other instruments not included in its Underlying Index but which the Adviser believes will help the Fund track its Underlying Index.

      A Fund may also engage in short sales(19) in accordance with its investment objective.

--------

(19) Funds may seek to track Underlying Indexes constructed using 130/30 or similar investment strategies ("130/30 Funds") or other long/short investment strategies ("Long/Short Funds"). Each Long/Short Fund will establish (i) exposures equal to approximately 100% of the long positions specified by the Long/Short Index (as defined below) and (ii) exposures equal to approximately 100% of the short positions specified by the Long/Short Index. Each 130/30 Fund will include strategies that: (i) establish long positions in securities so that total long exposure represents approximately 130% of a Fund's net assets; and (ii) simultaneously establish short positions in other securities so that total short exposure represents approximately 30% of such Fund's net assets. Applicants also intend that the Relief would apply to Funds that utilize strategies where the applicable percentages vary from 130% and 30%, respectively (e.g., a 140/40 strategy); however, for the sake of convenience, such Funds are included in the term "130/30 Funds" for purposes of this Application. The Long/Short Funds and 130/30 Funds will operate as index funds in the same way as the other Funds described in this Application; however, there will be no short positions in the list of Deposit Securities (as defined below) or Redemption Securities (as defined below).

      A Fund will utilize either a "replication strategy" or "representative sampling" as described below. A Fund using a "replication strategy" will invest in the Component Securities in its Underlying Index in the same approximate proportions as in the Underlying Index. A Fund utilizing representative sampling will hold some, but not necessarily all, of the Component Securities of its Underlying Index. From time to time, adjustments will be made in the portfolio of each Fund in accordance with changes in the composition of the Underlying Index or to maintain RIC compliance (see the discussion below in subsection 2). Applicants expect that the correlation coefficient between a Fund and its Underlying Index will be at least 95% over extended periods.

      A Fund may utilize a representative sampling strategy with respect to its Underlying Index when a replication strategy might be detrimental to its Beneficial Owners, such as when there are practical difficulties or substantial costs involved in compiling a portfolio of securities to follow its Underlying Index which contains Component Securities too numerous to efficiently purchase or sell; or, in certain instances, when a Component Security becomes temporarily illiquid, unavailable or less liquid. A Fund using representative sampling will invest in what the Adviser or Sub-Adviser believes to be a representative sample of the Component Securities in the Underlying Index, which will be selected by its Adviser and/or Sub-Adviser utilizing quantitative analytical procedures described below. Under the representative sampling technique, each security is selected for inclusion in a Fund through its Adviser's or Sub-Adviser's application of quantitative analytical procedures to give the Fund's portfolio an investment profile similar to that of its Underlying Index. Securities are selected for inclusion in a Fund following a representative sampling strategy to have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the Fund's Underlying Index taken in its entirety. If the representative sampling technique is used, a Fund will not be expected to track the performance of its Underlying Index with the same degree of accuracy as would an investment vehicle that invested in every Component Security of the Underlying Index with the same weighting as the Underlying Index. An Adviser and/or Sub-Adviser may also use representative sampling to exclude less liquid Component Securities contained in the Underlying Index from a Fund's portfolio in order to create a more tradable portfolio and improve arbitrage opportunities. Finally, the Fund may realize savings in transaction costs or other efficiencies by gaining exposure to the return of an Underlying Index through the use of securities or instruments in its 20% Asset Basket.

      2. Securities in Fund's 20% Asset Basket Not Included in Its Underlying Index

      As discussed above in subsection 1, a Fund may hold, as part of its 20% Asset Basket, securities and other financial instruments not included in its Underlying Index, but which the Fund's Adviser and/or Sub-Adviser believes will help the Fund track the performance of its Underlying Index. The following examples illustrate the circumstances in which a Fund would hold Portfolio Securities that are not Component Securities of its Underlying Index. First, in order to reflect various corporate actions (such as mergers) and other changes in the Fund's Underlying Index (such as reconstitutions), a Fund may accept as Deposit Securities (as defined below) securities that are publicly announced as additions to the Underlying Index prior to their actual date of inclusion in such Underlying Index. Second, a Fund may hold Portfolio Securities that have recently been deleted from the Underlying Index due to various corporate actions and reconstitutions. Third, a Fund may invest in securities that are not Component Securities of its Underlying Index when necessary to meet RIC diversification requirements. For example, if an issuer represents a percentage of the Underlying Index that is in excess of the RIC single issuer limits, an Adviser and/or Sub-Adviser may invest in securities that are not Component Securities of its Underlying Index, but which the Adviser and/or Sub-Adviser believes have performance characteristics of the securities of that large issuer. In such cases, the securities will be securities in the relevant region, country, industry, market, market segment or market sector tracked by its Underlying Index.

      3. Depositary Receipts

      The Funds may invest in depositary receipts ("Depositary Receipts") representing foreign securities in which they seek to invest. Depositary Receipts are typically issued by a financial institution ("Depositary") and evidence ownership interests in a security or a pool of securities ("Underlying Securities") that have been deposited with the Depositary.(20) A Fund will not invest in any Depositary Receipts that the Adviser and/or Sub-Adviser deems to be illiquid or for which pricing information is not readily available.

      4. Long/Short Funds

      Underlying Indexes that include both long and short positions in securities are referred to as "Long/Short Indexes." The Long/Short Indexes will employ a rules-based approach to determine the Component Securities, and the weightings of the Component Securities, in the long portion and the short portion of the Long/Short Index. The Long/Short Indexes will have a well-developed, specified methodology, and have fully transparent Component Securities and weightings.

      Each Long/Short Fund will establish (i) exposures equal to approximately 100% of the long positions specified by the Long/Short Index and (ii) exposures equal to approximately 100% of the short positions specified by the Long/Short Index. The net investment exposure of each of the Long/Short Funds will equal its net assets.

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(20)  Depositary Receipts include American Depositary Receipts ("ADRs") and
      Global Depositary Receipts ("GDRs"). With respect to ADRs, the Depositary is typically a U.S. financial institution and the Underlying Securities are issued by a foreign issuer. The ADR is registered under the Securities Act on Form F-6. ADR trades occur either on an Exchange or off-exchange. The Financial Industry Regulatory Authority ("FINRA") Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the Depositary may be a foreign or a U.S. entity, and the Underlying Securities may have a foreign or a U.S. issuer. All GDRs are sponsored and trade on a foreign exchange. No affiliated persons of Applicants will serve as the depositary bank for any Depositary Receipts held by a Fund, except a depositary bank that is deemed to be affiliated solely because a Fund owns greater than 5% of the outstanding voting securities of such depositary bank.

      With respect to a Long/Short Fund's long position, each such Fund expects to hold long positions in Component Securities from the long portion of the Long/Short Index. With respect to a Long/Short Fund's short position, each Fund expects to hold short positions in Component Securities from the short portion ("Short Positions") of the Long/Short Index. Each Long/Short Fund will invest at least 80% of its total assets in the Component Securities (including Depositary Receipts and TBA Transactions), including Short Positions, of the Long/Short Index. The remainder of each Long/Short Fund's assets will be its 20% Asset Basket and may be invested as described above. To the extent required by Section 18(f) of the Act, Portfolio Securities and/or cash in a Long/Short Fund's portfolio would be segregated to cover Short Positions in the portfolio.

      5. 130/30 Funds

      Underlying Indexes that use a 130/30 (or similar) investment strategy are referred to as "130/30 Indexes." The 130/30 Indexes will employ a rules-based approach to determine the Component Securities, and the weightings of the Component Securities, in the long portion and the short portion of the index. The 130/30 Indexes will have a well-developed, specified methodology and have fully transparent Component Securities and weightings.

      Each 130/30 Fund will establish (i) exposures to long positions in Component Securities equal in value to approximately 130% (or another percentage greater than 100%) of total net assets and (ii) exposures to short positions in Component Securities equal in value to approximately 30% (or another percentage less than 100%) of total net assets, as specified by the underlying 130/30 Index. The net investment exposure of each of the 130/30 Funds will equal its net assets.

      With respect to a 130/30 Fund's long position, each Fund expects to hold long positions in Component Securities from the long portion of the 130/30 Index. With respect to a 130/30 Fund's short position, each such Fund expects to hold Short Positions.

      Each Domestic 130/30 Fund will hold at least 80% of its total assets in Component Securities that are specified for the long positions and short positions in its underlying Domestic 130/30 Index.(23) By way of example, assuming total assets equal $100, the Domestic 130/30 Fund would take at least $80 (i.e., 80%) and invest it directly in Component Securities specified as the

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(21)  For purposes of this calculation, cash proceeds received from short sales are not included in total assets.

(22) See Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (Apr. 18, 1979). See also Robertson Stephens Investment Trust (pub. avail. Aug. 24, 1995) and Merrill Lynch Asset Management, L.P. (pub. avail. July 2, 1996).

(23) Applicants use the following naming convention throughout the Application: a Domestic Index that is a 130/30 Index is referred to as a "Domestic 130/30 Index" and a Fund that seeks to track a Domestic 130/30 Index is referred to as a "Domestic 130/30 Fund." This same naming convention is applied to Long/Short Funds and therefore a Foreign Index that is a Long/Short Index is referred to as a "Foreign Long/Short Index" and a Fund that seeks to track a Foreign Long/Short Index is referred to as a "Foreign Long/Short Fund," etc.

long positions of its underlying Domestic 130/30 Index. The Domestic 130/30 Fund would then establish Short Positions in short positions dictated by the Domestic 130/30 Index. In connection with the establishment of the Short Positions, the Domestic 130/30 Fund would obtain $30 in cash, which it would expect to invest in additional Component Securities specified as long positions by its Domestic 130/30 Index. It would then invest the remainder of its assets (i.e., $20) in Component Securities, non-Component Securities, or securities or instruments in its 20% Asset Basket, as deemed appropriate by the Adviser to track the Domestic 130/30 Index. To the extent required by Section 18(f) of the Act, Portfolio Securities and/or cash in the Domestic 130/30 Fund's portfolio would be segregated to cover Short Positions in the portfolio.(24)

      Foreign 130/30 Funds will invest at least 80% of their total assets in Component Securities that are specified for the long positions and short positions in their Foreign 130/30 Indexes or Depositary Receipts representing Component Securities that are specified for the long and short positions in their Foreign 130/30 Indexes. Fixed Income 130/30 Funds will invest at least 80% of their total assets in Component Securities that are specified for the long positions and short positions in their Fixed Income 130/30 Indexes or TBA Transactions representing Component Securities that are specified for the long positions and short positions in their Fixed Income 130/30 Indexes.

      The Long/Short Funds' and 130/30 Funds' holdings of Short Positions, along with Portfolio Deposit (as defined below) information, will be provided in both the IIV File (as defined below), which will be available upon request, and in the full portfolio holdings disclosure, which will be on the Funds' Website. Given either the IIV File or the Website disclosure, anyone will be able to know in real time the intraday value of the Long/Short and 130/30 Funds. With respect to Long/Short and 130/30 Funds, the investment characteristics of any Short Positions used to achieve short and long exposures will be described in sufficient detail for market participants to understand the principal investment strategies of the Funds and to permit informed trading of their Shares.

      J. Exchange Listing

      The applicable Trust will submit an application to list the Shares of a Fund on an Exchange. The Distributor will serve as principal underwriter only of the Creation Units of Shares and will not maintain a secondary market in Shares. Shares traded on the Listing Exchange or other Exchange will be traded in a manner similar to Prior ETFs, and it is expected that one or more Exchange member firms will be designated by the Listing Exchange to act as Market Makers in Shares. Shares of each Fund will be traded on an Exchange in a manner similar to that of other ETFs.

      As long as each Fund operates in reliance on the requested Order, Shares will be listed on a Listing Exchange. Shares may also be cross-listed on one or more foreign securities markets.

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(24)  See supra, note 22.

      K. Sales of Shares

      1. General

      Each Trust is or will be structured in a manner similar to other ETFs currently trading in the United States and therefore will offer, issue and sell Shares of each Fund to investors only in Creation Units through the Distributor on a continuous basis at the NAV per Share next determined after an order in proper form is received. The NAV per Share of each Fund is expected to be determined as of the close of the regular trading session on the New York Stock Exchange ("NYSE") (ordinarily 4:00 p.m. Eastern Time ("ET")) on each day that the NYSE is open. Each Fund will sell and redeem Creation Units only on a "Business Day," which is defined as any day that the NYSE, the relevant Listing Exchange, the relevant Trust and the Custodian are open for business and includes any day that a Fund is required to be open under Section 22(e) of the Act.

      2. Purchase and Redemption of Creation Units

      In order to keep costs low and, potentially, permit closer tracking of each Fund's Underlying Index, Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Accordingly, except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments ("Deposit Securities"), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments ("Redemption Securities").(25)

      On any given Business Day, the names and quantities of the instruments that constitute the Deposit Securities and the names and quantities of the instruments that constitute the Redemption Securities will be identical, unless the Fund is Rebalancing (as defined below). In addition, the Deposit Securities and the Redemption Securities will each correspond pro rata to the positions in the Fund's portfolio (including cash positions),(26) except:

            (a) in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement;

--------

(25) The Funds must comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Redemption Securities, including that the Deposit Securities and Redemption Securities are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Securities and satisfying redemptions with Redemption Securities that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

(26) The portfolio used for this purpose will be the same portfolio used to calculate the Fund's NAV for that Business Day.

            (b) for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;(27)

            (c) TBA Transactions, Short Positions, derivatives and other positions that cannot be transferred in kind(28) will be excluded from the Deposit Securities and the Redemption Securities;(29)

            (d) to the extent the Fund determines, on a given Business Day, to use a representative sampling of the Fund's portfolio;(30) or

            (e) for temporary periods, to effect changes in the Fund's portfolio as a result of the rebalancing of its Underlying Index (any such change, a "Rebalancing").

      If there is a difference between the net asset value attributable to a Creation Unit and the aggregate market value of the Deposit Securities or Redemption Securities exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the "Balancing Amount"). A difference may occur where the market value of the Deposit Securities or Redemption Securities, as applicable, changes relative to the net asset value of the Fund for the reasons identified in clauses (a) through (e) above.

      Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in kind, solely under the following circumstances:

            (a) to the extent there is a Balancing Amount, as described above;

            (b) if, on a given Business Day, the Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash;

--------

(27) A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

(28) This includes instruments that can be transferred in kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.

(29) Because these instruments will be excluded from the Deposit Securities and the Redemption Securities, their value will be reflected in the determination of the Balancing Amount (defined below).

(30) A Fund may only use sampling for this purpose if the sample: (i) is designed to generate performance that is highly correlated to the performance of the Fund's portfolio; (ii) consists entirely of instruments that are already included in the Fund's portfolio; and (iii) is the same for all Authorized Participants (defined below) on a given Business Day.

            (c) if, upon receiving a purchase or redemption order from an Authorized Participant (as defined below), the Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash;(31)

            (d) if, on a given Business Day, the Fund requires all Authorized Participants (as defined below) purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Securities or Redemption Securities, respectively, solely because:
      (i) such instruments are not eligible for transfer through either the NSCC (as defined below) or DTC; or (ii) in the case of Foreign Funds holding non-U.S. investments, such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or

            (e) if the Fund permits an Authorized Participant (as defined below) to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Securities or Redemption Securities, respectively, solely because:
      (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; (iii) an Authorized Participant does not have appropriate arrangements to take delivery of the Redemption Securities in the applicable jurisdictions and it is not possible to make such arrangements; or (iv) a holder of Shares of a Foreign Fund holding non-U.S. investments would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in kind.(32)

      Each Business Day, before the open of trading on the Listing Exchange, the Fund will cause to be published through the NSCC (as defined below) the names and quantities of the instruments comprising the Deposit Securities and the Redemption Securities, as well as the estimated Balancing Amount (if any), for that day.(33) The list of Deposit Securities and Redemption Securities will apply until a new list is announced on the following Business Day, and there will be no intra-day changes to the list except to correct errors in the published list.

--------

(31) In determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors. For instance, in bond transactions, the Adviser may be able to obtain better execution than Share purchasers because of the Adviser's size, experience and potentially stronger relationships in the fixed income markets. Purchases of Creation Units either on an all cash basis or in-kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant in-kind redemptions.

(32) A "custom order" is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

(33) If the Fund is Rebalancing, it may need to announce two estimated Balancing Amounts for that day, one for deposits and one for redemptions.

      3. Transaction Fees

      Transaction expenses, including operational processing and brokerage costs, will be incurred by a Fund when investors purchase or redeem Creation Units "in-kind" and such costs have the potential to dilute the interests of the Fund's existing shareholders. Hence, each Fund will impose purchase or redemption transaction fees ("Transaction Fees") in connection with effecting such purchases or redemptions of Creation Units. Since the Transaction Fees are intended to defray the transaction expenses as well as to prevent possible shareholder dilution resulting from the purchase or redemption of Creation Units, the Transaction Fees will be borne only by such purchasers or redeemers. Where a Fund permits an "in-kind" purchaser to substitute cash in lieu of depositing one or more of the requisite Deposit Securities, the purchaser may be assessed a higher Transaction Fee on the cash in lieu portion of its investment to cover the cost of purchasing such Deposit Securities, including operational processing and brokerage costs, and part or all of the spread between the expected bid and offer side of the market relating to such Deposit Securities. The amounts of such Transaction Fees will be determined separately for each Fund. The amount of the maximum Transaction Fee for each Fund will be set separately.

      Variations in the Transaction Fee may be imposed from time to time. Any variations in the Transaction Fees will be imposed in accordance with Rule 22d-1 under the Act. Transaction Fees will be limited to amounts that have been determined by the Adviser to be appropriate and will take into account transaction costs associated with the relevant Deposit Securities and Redemption Securities of the Funds. In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

      4. Section 12(d)(1)

      Each individual Share is issued by its applicable Fund and, accordingly, the acquisition of any Share by an investment company, whether acquired from the applicable Fund or in the secondary market, ordinarily would be subject to the restrictions of Section 12(d)(1) of the Act. However, Applicants may rely on the
Section 12(d)(1) Order.(34)

      5. Purchase of Creation Units; General

      All orders to purchase Shares of a Fund in Creation Units must be placed with the Distributor by or through an "Authorized Participant" which is either:
(1) a "Participating Party," i.e., a broker-dealer or other participant in the Continuous Net Settlement ("CNS") System of the National Securities Clearing Corporation ("NSCC"), a clearing agency registered with the Commission, or (2) a Participant in DTC, which, in either case, has signed a "Participant Agreement" with the Distributor. An Authorized Participant is not required to be a member of an Exchange. The Distributor will be responsible for transmitting the orders

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(34)  See supra, note 3.

to the Funds and will furnish to those placing such orders confirmation that the orders have been accepted, but the Distributor may reject any order which is not submitted in proper form. Subsequent to the acceptance of an order to purchase Shares in Creation Units, upon delivery of the requisite Deposit Securities, the Balancing Amount, and any other required cash amounts, the Distributor will instruct the applicable Fund to initiate "delivery" of the appropriate number of Shares of the applicable Fund to the book-entry account specified by the entity placing the order. The Distributor also will be responsible for delivering the Fund's Prospectus and/or summary prospectus(35) to those persons purchasing Shares in Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it. In addition, the Distributor will maintain a record of the instructions given to the applicable Fund to implement the delivery of its Shares.

      6. Payment Requirements for Creation Units

      Creation Units may be purchased only by or through an Authorized Participant that has entered into a Participant Agreement. An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant. Authorized Participants making payment for Creation Units of Shares of any Domestic Fund that is an Equity Fund placed through the Distributor must either: (1) initiate instructions pertaining to the requisite Deposit Securities and cash, as determined in accordance with the procedures described above in Section II.K.2 (collectively referred to herein as a "Portfolio Deposit") through the CNS System as such processes have been enhanced to effect purchases and redemptions of Creation Units of Shares (such process being referred to herein as the "NSCC Clearing Process") or (2) deposit Portfolio Deposits with the Fund "outside" the NSCC Clearing Process through the facilities of DTC ("DTC Facilities").

      7. Placement and Acceptance of Creation Unit Purchase Orders

      All orders to purchase Creation Units, whether through the NSCC Clearing Process, or "outside" the NSCC Clearing Process through DTC Facilities or otherwise, must be received by the Distributor no later than the order cut-off time designated as such in the Participant Agreement ("Order Cut-Off Time") on the relevant Business Day, in each case on the date such order is placed ("Transmittal Date") in order for creation of Creation Units to be effected based on the NAV per Share of the relevant Funds as determined on such date. In the case of custom orders, the order must be received by the Distributor no later than 3:00 p.m. ET.

      The NSCC Clearing Process is not currently available for purchases (or redemptions) of Foreign Funds (except for those Funds holding portfolios exclusively comprised of ADRs). Accordingly, Authorized Participants making payment for orders of Creation Units of Shares of Foreign Funds must have international trading capabilities and must effect such transactions "outside" the NSCC Clearing Process. Once the Custodian has been notified of an order to purchase, it will provide such information to the relevant sub-custodian(s) of each Foreign Fund.

--------

(35)  As defined in Investment Company Act Release No. 28584 (Jan. 13, 2009).

      The Custodian shall cause the sub-custodian(s) of each Foreign Fund to maintain an account into which the Authorized Participant shall deliver, on behalf of itself or the party on whose behalf it is acting, the designated Portfolio Deposit. Deposit Securities must be maintained by the applicable local sub-custodian(s). Following the notice of intention, an irrevocable order to purchase Creation Units, in the form required by the Fund, must be received by the Distributor, as principal underwriter, from an Authorized Participant on its own or another investor's behalf by the Order Cut-Off Time on the date such request is submitted.

      Except as described below, the Shares and Deposit Securities of Fixed Income Funds will clear and settle in the same manner as the Shares and Deposit Securities of Equity Funds. The Shares and Deposit Securities of Fixed Income Funds will clear and settle in a manner consistent with other ETFs that invest in fixed income securities. Deposit Securities that are U.S. government or U.S. agency securities and any cash will settle via free delivery through the Federal Reserve System. Non-U.S. fixed income securities will settle in accordance with the normal rules for settlement of such securities in the applicable non-U.S. market. The Shares will settle through DTC. The Custodian will monitor the movement of the underlying Deposit Securities or cash and will instruct the movement of Shares only upon validation that such securities or cash have settled correctly. The settlement of Shares will be aligned with the settlement of the underlying Deposit Securities or cash and, except as discussed below with respect to Portfolio Securities traded in foreign markets, will generally occur on a settlement cycle of T+3 Business Days or shorter, at the sole discretion of the applicable Trust on behalf of each Fixed Income Fund.(36) Applicants do not believe the issuance and settlement of Creation Units in the manner described above will have any material impact on the arbitrage efficiency or the secondary market trading of Shares of the Fixed Income Funds. Each Fund may recoup the settlement costs charged by NSCC and DTC by imposing Transaction Fees on investors purchasing or redeeming Creation Units.

      Subject to the conditions that (i) a properly completed irrevocable purchase order has been submitted by the Authorized Participant (either on its own or another investor's behalf) not later than the Order Cut-Off Time on the Transmittal Date, and (ii) arrangements satisfactory to the applicable Fund are in place for payment of the Balancing Amount and any other cash amounts which may be due, the applicable Fund will accept the order, subject to its right (and

--------

(36) Applicants note that Shares of the Fixed Income Funds typically will trade and settle on a trade date plus three business days ("T+3") basis. Where this occurs, Applicants believe that Shares of each Fixed Income Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Securities through the Shares' T+3 settlement date. As with other investment companies, the Act requires the Fixed Income Funds to calculate NAV based on the current market value of portfolio investments, and does not permit the Fixed Income Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that Shares of the Fixed Income Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments. Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Fixed Income Funds. The Market Makers (and other institutional investors) who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities.

the right of the Distributor, its Adviser and its Sub-Adviser (if any)) to reject any order not submitted in proper form.

      A Creation Unit of a Fund will generally not be issued until the transfer of good title to the Fund of the Deposit Securities and the payment of the Balancing Amount and any other required cash amounts have been completed. Notwithstanding the foregoing, to the extent contemplated by a Participant Agreement, Creation Units will be issued to an Authorized Participant notwithstanding the fact that the corresponding Portfolio Deposits have not been received in part or in whole, in reliance on the undertaking of such Authorized Participant to deliver the missing Deposit Securities as soon as possible, which undertaking shall be secured by such Authorized Participant's delivery and maintenance of collateral. The Participant Agreement will permit the Fund to use such collateral to buy the missing Deposit Securities at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Fund of purchasing such securities and the value of the collateral.

      8. Rejection of Creation Unit Purchase Orders

      As noted above, the Distributor may reject any order to purchase Creation Units for any reason, including if an order to purchase Shares is not submitted in proper form. In addition, a Fund may reject a purchase order transmitted to it by the Distributor if:

            (i) the purchaser or group of related purchasers, upon obtaining the Creation Units of Shares of a Fund order, would own eighty percent (80%) or more of the outstanding Shares of such Fund;

            (ii) the acceptance of the Portfolio Deposit would have certain adverse tax consequences, such as causing the Fund no longer to meet the requirements for RIC status under the Code for federal income tax purposes;

           (iii) the acceptance of the Portfolio Deposit would, in the opinion of the Fund, be unlawful, as in the case of a purchaser who was banned from trading in securities;

            (iv) the acceptance of the Portfolio Deposit would otherwise, in the discretion of the Fund, its Adviser and/or Sub-Advisers, have an adverse effect on the Fund or on the rights of the Fund's Beneficial Owners; or

            (v) there exist circumstances outside the control of the Fund that make it impossible to process purchases of Creation Units of Shares for all practical purposes. Examples of such circumstances include: acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outages resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Funds, the Adviser, any Sub-Adviser, the Transfer Agent, the Custodian, the Distributor, DTC, NSCC or any other participant in the purchase process; and similar extraordinary events.

      L. Pricing

      The price of Shares trading on an Exchange will be based on a current bid/offer market. The price of Shares of each Fund, like the price of all traded securities, will be subject to factors such as supply and demand, as well as the current value of the Portfolio Securities held by such Fund. In addition, Shares are available for purchase or sale on an intraday basis on an Exchange and do not have a fixed relationship to the previous day's NAV per Share or the current day's NAV per Share. Prices on an Exchange therefore may be below, at, or above the most recently calculated per share NAV of such Shares. No secondary sales will be made to brokers or dealers at a concession by the Distributor or by a Fund. Transactions involving the sale of Shares on an Exchange will be subject to customary brokerage commissions and charges.

      Applicants believe that the existence of a continuous trading market on an Exchange for Shares, together with the publication by the Exchange of the current market value of the sum of the Deposit Securities and the estimated Balancing Amount, will be features of each Fund particularly attractive to certain types of investors. Applicants intend to emphasize these features in the marketing of Shares.

      M. Redemption

      Beneficial Owners of Shares may sell their Shares in the secondary market, but must accumulate enough Shares to constitute a Creation Unit in order to redeem through the applicable Fund. Redemption requests must be placed by or through an Authorized Participant. Creation Units will be redeemable at their NAV per individual Share next determined after receipt of a request for redemption by the applicable Fund.

      Consistent with the provisions of Section 22(e) of the Act and Rule 22e-2 thereunder, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the Act, and/or except as may be permitted under the Relief requested herein in connection with Foreign Funds (See Section IV.A.4).

      Redemption of Shares in Creation Units will be subject to a Transaction Fee imposed in the same amount and manner as the Transaction Fee incurred in purchasing such Shares. Redemption of Shares may be made either through the NSCC Clearing Process (with respect to Domestic Funds only) or "outside" the NSCC Clearing Process through DTC Facilities or otherwise (with respect to Domestic Funds or Foreign Funds). As discussed herein, a redeeming investor will pay a Transaction Fee to offset the Fund's trading costs, operational processing costs, brokerage commissions and other similar costs incurred in transferring the Portfolio Securities from its account to the account of the redeeming investor. An entity redeeming Shares in Creation Units "outside" the NSCC Clearing Process may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the NSCC Clearing Process. A redeeming investor receiving cash in lieu of one or more Portfolio Securities may also be assessed a higher Transaction Fee on the cash in lieu portion to cover the costs of selling such securities, including all the costs listed above plus all or part of the spread between the expected bid and offer side of the market relating to such Portfolio Securities. This higher Transaction Fee will be assessed in the same manner as the Transaction Fee incurred in purchasing Creation Units.

      To the extent contemplated by a Participant Agreement, in the event an Authorized Participant has submitted a redemption request in proper form but is unable to transfer all or part of the Creation Unit to be redeemed to the Distributor, on behalf of the Fund, by the closing time of the regular trading session on the Exchange on the date such redemption request is submitted, the Distributor will nonetheless accept the redemption request in reliance on the undertaking by the Authorized Participant to deliver the missing Shares as soon as possible, which undertaking shall be secured by the Authorized Participant's delivery and maintenance of collateral. The Participant Agreement will permit the relevant Fund to use such collateral to purchase the missing Shares or acquire the Deposit Securities and the Balancing Amount underlying such Shares, and will subject the Authorized Participant to liability for any shortfall between the cost to the Fund of acquiring such Shares, Deposit Securities or Balancing Amount and the value of the collateral.

      A redemption request "outside" the NSCC Clearing Process will be considered to be in proper form if (i) a duly completed request form is received by the Distributor from the Authorized Participant on behalf of itself or another redeeming investor at a time specified by the Fund (currently expected to be 4:00 p.m. ET), and (ii) arrangements satisfactory to the Fund are in place for the Authorized Participant to transfer or cause to be transferred to the Fund the Creation Unit of such Fund being redeemed through the book-entry system of DTC on or before contractual settlement of the redemption request.

      In the case of Shares of Foreign Funds, upon redemption of Creation Units and taking delivery of the Redemption Securities into the securities account of the redeeming shareholder or an Authorized Participant acting on behalf of such investor, such person must maintain appropriate security arrangements with a broker-dealer, bank or other custody provider in each jurisdiction in which any of such Redemption Securities are customarily traded.

          N. Dividend Reinvestment Service

      No Fund will make DTC book-entry dividend reinvestment service available for use by Beneficial Owners for reinvestment of their cash proceeds but certain individual brokers may make a dividend reinvestment service available to their clients.

      O. Shareholder Transaction and Distribution Expenses

      No sales charges for purchases of Creation Units of any Fund are contemplated. As indicated above in Section II.M. entitled "Redemption," each Fund will charge a Transaction Fee only to those investors purchasing and redeeming Shares in Creation Units. Investors purchasing and selling Shares in the secondary market may incur customary brokerage commissions, fees and expenses. A Trust may be authorized by its Board, including a majority of the trustees who are not "interested persons" as defined in Section 2(a)(19) of the Act, to implement a plan under Rule 12b-1 under the Act on behalf of a Fund and to assess a 12b-1 fee of up to 25 basis points, calculated on the average daily NAV of each Fund.

      P. Shareholder Reports

      Each Fund will furnish to DTC Participants, for distribution to Beneficial Owners of Shares, copies of the Funds' annual and semi-annual shareholder reports.

      Q. Availability of Information Regarding Shares and Underlying Indexes

      Certain information will be made available as described above in Section II.K.2. In addition, each Listing Exchange or other major market data provider will disseminate, every 15 seconds during regular Exchange trading hours, through the facilities of the Consolidated Tape Association, an amount for each Fund representing the sum of (i) the estimated Balancing Amount and (ii) the current value of the Deposit Securities and any Short Positions, on a per individual Share basis. The Listing Exchange will not be involved in, nor be responsible for, the calculation of the estimated Balancing Amount, nor will it guarantee the accuracy or completeness of the estimated Balancing Amount. No Fund will be involved in, or responsible for, the calculation or dissemination of the sum of the estimated Balancing Amount and the current value of the Deposit Securities, and will make no warranty as to its accuracy.

      Applicants expect that the value of the Underlying Indexes will be disseminated by the relevant Listing Exchange or such other organization authorized by the Index Provider in accordance with Commission and Exchange requirements. Applicants expect the same from the Index Providers of future Underlying Indexes and future primary Listing Exchanges. In addition, these organizations will disseminate values for each Underlying Index once each trading day based on closing prices in the relevant exchange market. As described above, each Business Day, before the open of trading on the Listing Exchange, the Fund will cause to be published through the NSCC information about the Deposit Securities and the Redemption Securities, as well as the estimated Balancing Amount (if any), for that day.(37) In addition, the Website will publish free of charge (or provide a link to another website that will publish free of charge) (i) the Component Securities of each Affiliated Index that an Affiliated Index Fund seeks to track and their respective weightings in each Affiliated Index as of the close of the prior Business Day and (ii) the Portfolio Securities held by each Affiliated Index Fund and their respective weightings.

--------

(37) The NSCC's system for the receipt and dissemination to its participants of portfolio information, however, was designed for portfolios consisting entirely of equity or fixed income securities, cash and money market instruments. As a result, it is not currently capable of processing information with respect to Short Positions. Therefore, for the Long/Short Funds and 130/30 Funds, the Adviser will provide full portfolio holdings disclosure on the Website and will develop an "IIV File," which it will use to disclose the Funds' full portfolio holdings, including Short Positions, until such time (or perhaps longer, if the applicable Trust deems it advisable) as the NSCC can process such information. Before the opening of business on each Business Day (i) the applicable Trust, the Adviser or a third party, on the Trust's behalf, will make the IIV File available by e-mail upon request; and (ii) the Adviser will disclose on the Website the identities and quantities of Portfolio Securities of each Long/Short Fund or 130/30 Fund that will form the basis for the Funds' calculation of NAV at the end of the Business Day.

      Because bonds typically trade through "over-the-counter" or "OTC" transactions, information about the intra-day prices of such bonds comes from a variety of sources. With respect to Fixed Income Funds, this information includes: (i) executed bond transactions as reported on FINRA's Trace Reporting and Compliance System ("TRACE" or the "TRACE System"); (ii) intra-day prices obtained directly from broker-dealers, and/or (iii) intra-day prices obtained from subscription services, such as Bloomberg. For these purposes, "intra-day prices" may include executed transaction prices, executable prices or indicative prices, all of which are available to Authorized Participants and other investors from major broker-dealers. "Executed transaction prices," as the term suggests, are the prices at which completed bond transactions actually occurred, such as those executed transactions reported on TRACE or other transaction reporting systems. "Executable quotations" are price quotations provided by broker-dealers that indicate the price at which such broker-dealer would buy or sell a specified amount of securities. "Indicative quotations" are price quotations provided by broker-dealers that, while not necessarily executable, provide an indication of the price at which such broker-dealer would buy or sell a specified amount of securities.

      As previously noted, one source of intra-day U.S. bond prices is the TRACE system. The TRACE system reports executed prices on corporate bonds. The development of the TRACE system provides evidence that transparency in the U.S. bond market is increasing. TRACE reported prices are available without charge on FINRA's website on a "real time" basis (subject to a fifteen minute delay as of July 1, 2005) and also are available by subscription from various information providers (e.g., Bloomberg). In addition, Authorized Participants and other market participants, particularly those that regularly deal or trade in bonds, have access to intra-day bond prices from a variety of sources other than TRACE. One obvious source of information for Authorized Participants is their own trading desks.

      Applicants understand that many Authorized Participants already make markets in the bonds included in the Underlying Indexes and that, when acting as such, they have access to intra-day bond prices through their own trading desks and will be able to assess the intra-day value of each Fund's Deposit Securities using this information. Market participants, particularly large institutional investors, regularly receive executable and indicative quotations on bonds from broker-dealers. Authorized Participants and other market participants also can obtain bond prices by subscription from third parties through on-line client-based services.(38)

      The Website will include the current version of the Prospectus and Statement of Additional Information ("SAI"), as well as quantitative information for each Fund, updated on a daily basis, including the market closing price or the Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV per Share. Also, the Applicants expect the Listing Exchange to disseminate a variety of data with respect to

--------

(38) "[M]ost professional market participants, dealers, investors and issuers have access to reliable bond price data through commercial vendors." Statement of William H. James of the Bond Market Association before the House Committee on Commerce Subcommittee on Finance and Hazardous Materials, September 29, 1998, reported in The Bond Market Association--Legislative Issues (discussing the increasing availability of pricing information in all sectors of the bond market).

Shares on a daily basis by means of CTA and CQ High Speed Lines, including the NAV and the number of Shares outstanding as of the previous day's close. In addition, the previous day's closing price of each Fund's Deposit Securities and Short Positions will be readily available from, as applicable, the relevant Listing Exchange, automated quotation systems, published or other public sources, such as TRACE, or on-line information services such as Quotron, Bloomberg or Reuters. Similarly, information regarding market prices and volume of Shares will be broadly available on a real time basis throughout the trading day. In addition, Applicants expect, given the past history of other Prior ETFs, that Shares will be followed closely by stock market and mutual fund professionals as well as investment advisers, who will offer their analysis of why investors should purchase, hold, sell or avoid Shares. In conclusion, Exchange listing of Shares should help ensure that there is a substantial amount of raw data available, and that such data is packaged, analyzed and widely disseminated to the investing public.

      R. Sales and Marketing Materials

      Applicants will take appropriate steps as may be necessary to avoid confusion in the public's mind between a Fund and a conventional "open-end investment company" or "mutual fund." Although each Trust will be classified and registered under the Act as an open-end management investment company, no Fund will be marketed or otherwise held out as a "mutual fund," in light of the features, described in this Application, that make each Fund significantly different from what the investing public associates with a conventional mutual fund. Instead, each Fund will be marketed as an "exchange-traded fund." No Fund marketing materials (other than as required in the Fund's Prospectus) will reference an "open-end fund" or "mutual fund," except to compare and contrast a Fund with conventional mutual funds. Further, in all marketing materials where the features or method of obtaining, buying or selling Shares traded on an Exchange are described, there will be an appropriate statement or statements to the effect that Shares are not individually redeemable.

      None of the Funds will be advertised or marketed as open-end investment companies, i.e., as mutual funds, which offer individually redeemable securities. Any advertising material where features of obtaining, buying or selling Creation Units are described or where there is reference to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire Shares from a Fund and tender those Shares for redemption to a Fund in Creation Units only.

      As indicated above, the Funds will provide copies of their annual and semi-annual shareholder reports to DTC Participants for distribution to shareholders. The above policies will also be followed in all reports to shareholders.

      S. Procedure by Which Shares Will Reach Investors; Disclosure Documents

      Based on the experience of Prior ETFs, Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units of a Fund. One is the institutional investor that desires to keep a portion of its portfolio indexed to the relevant Underlying Index and finds Shares a cost effective means to do so, with the added benefit of exchange-traded liquidity should it wish to sell some or all of its holdings.

Institutional investors may also wish to purchase or redeem Creation Units of a Fund to take advantage of the potential arbitrage opportunities in much the same manner as the arbitrageurs discussed in the next sentence. The other likely institutional investor is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Shares on an Exchange measured against the Fund's NAV. Applicants do not expect that arbitrageurs will hold positions in Shares for any length of time unless the positions are appropriately hedged. Applicants believe that arbitrageurs will purchase or redeem Creation Units of a Fund in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market, as well as keep the market price of Shares close to their NAV per Share. Lastly, Applicants observe that Market Makers, acting in their roles to provide a fair and orderly secondary market for the Shares, may from time to time find it appropriate to purchase or redeem Creation Units in connection with their market-making activities.

      In the above examples, those who purchase Shares in Creation Units may hold such Shares or may, at the time of purchase or at a later time, sell such Shares into the secondary market. Applicants expect that secondary market purchasers of Shares will include both institutional investors and "retail" investors for whom such Shares provide a useful, "retail-priced" exchange-traded mechanism for investing in the country, industry, market, market segment or market sector represented by the relevant Underlying Index. The price at which Shares trade will be disciplined by arbitrage opportunities created by the option continually to purchase or redeem Shares in Creation Units, which should help to ensure that Shares will not trade at a material discount or premium in relation to their NAV per Share.

      As described above, Shares in Creation Units will be offered continuously to the public. Because new Shares may be created and issued on an ongoing basis, at any point during the life of the relevant Fund, a "distribution," as such term is used in the Securities Act, may be occurring. Some activities on the part of broker-dealers and other persons may, depending on the circumstances, result in their being deemed participants in a distribution in a manner which could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act. For example, a broker-dealer firm and/or its client may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Distributor, breaks them down into the constituent individual Shares, and sells such Shares directly to customers, or if it chooses to couple the purchase of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares. A determination of whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular cases.

      Dealers who are not "underwriters," but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with Shares that are part of an "unsold allotment" within the meaning of Section 4(3)(C) of the Securities Act, would be unable to take advantage of the prospectus-delivery exemption provided by Section 4(3) of the Securities Act.(39)

--------

(39) Applicants note that prospectus delivery is not required in certain instances, including purchases of Shares by an investor who has previously been delivered a Prospectus (until such Prospectus is supplemented or

      The Distributor will act as coordinator in connection with the production and distribution of such materials to broker-dealers and will make generally known among the broker-dealer community that a current version of such Fund's Prospectus and SAI may be obtained through the Distributor. Brokerage firms will be able to order in advance their anticipated quantities of such materials from the Distributor. Additionally, the Distributor will arrange to deliver the Fund's Prospectus and SAI to the Listing Exchange, where they will be available for review by investors.

III.  THE RELIEF REQUESTED.

      A. Summary of This Application

      Applicants seek an Order from the Commission permitting (1) the Funds to issue Shares that are redeemable in Creation Units only; (2) secondary market transactions in Shares on an Exchange at negotiated prices, rather than at the current offering price as described in the Fund's Prospectus; (3) certain affiliated persons of each Fund to deposit securities into, and receive securities from, each Fund in connection with the purchase and redemption of Creation Units, all as more fully set forth below; and (4) a Foreign Fund to provide payment or satisfaction of redemption requests in periods exceeding seven days in certain circumstances.

      The Relief specified below is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act:

            "if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of. . . [the Act]."

      Applicants believe that Shares of each Fund will afford significant benefits in the public interest. Among other benefits, availability of Shares should provide increased investment opportunities, which should encourage diversified investment; provide in the case of individual tradable Shares, a relatively low-cost, market-basket security for small and middle-sized accounts of individuals and institutions that would be available at intra-day prices reflecting minute-by-minute market conditions rather than only closing prices; make available a vehicle that would track the selected Underlying Indexes more closely than most alternative market-basket investments due, in part, to the realization of efficiencies, cost savings and economies of scale; provide a

--------------------------------------------------------------------------------

      otherwise updated) and unsolicited brokers' transactions in Shares (pursuant to Section 4(4) of the Securities Act). Also, firms that do incur a prospectus-delivery obligation with respect to Shares will be reminded that under Securities Act Rule 153, a prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of the Exchange in connection with a sale on such Exchange, is satisfied by the fact that the Fund's Prospectus and SAI are available at such Exchange upon request. The Fund's Prospectus also will note that the prospectus-delivery mechanism provided in Rule 153 is only available with respect to transactions on the Listing Exchange.

security that should be freely available in response to market demand; provide competition for comparable products available in both foreign and U.S. markets; attract capital to the U.S. markets; provide enhanced liquidity; facilitate the implementation of diversified investment management techniques; and provide a more tax- efficient investment vehicle than most traditional mutual funds or closed-end funds.

      The Commission has indicated that Section 6(c) permits it to exempt "particular vehicles and particular interests" from provisions of the Act that would inhibit "competitive development of new products and new markets offered and sold in or from the United States."(40) The Shares proposed to be offered would provide to both retail and institutional investors new exchange-traded investment company products representing interests in targeted securities markets. As such, Applicants believe the Shares of the Funds are appropriate for exemptive relief under Section 6(c).

      Applicants have made every effort to achieve their stated objectives in a manner consistent with existing statutory and regulatory constraints and within the substantive limits of exemptive relief previously granted to others. They have concluded that in-kind redemption of Creation Units of the Funds to the maximum extent practicable as described herein will be essential in order to minimize the need for selling securities of a Fund's portfolio to meet redemptions, to permit the maximum amount of resources of each Fund to be used to track the Underlying Index and to alleviate the inappropriate taxation of ongoing shareholders.

      With respect to the exemptive relief specified below regarding Sections 17(a)(1) and 17(a)(2), Relief is requested pursuant to Section 17(b), which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:

            "(1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve any overreaching on the part of any person concerned;
            (2) the proposed transaction is consistent with the policy of each registered investment company concerned. . .; and (3) the proposed transaction is consistent with the general purposes of [the Act]."

      The sale and redemption of Creation Units of each Fund is on the same terms for all investors, whether or not such investor is an affiliate. In each case, Creation Units are sold and redeemed by each Fund at their NAV. The Portfolio Deposit for a Fund is based on a standard applicable to all investors and valued in the same manner in all cases. Except for permitted cash-in-lieu amounts, Deposit Securities and Redemption Securities will be the same for each purchaser or redeemer regardless of their identity. Such transactions do not involve "overreaching" by an affiliated person. Accordingly, Applicants believe

--------

(40)  Investment Company Act Release No. 17534 (June 15, 1990), at 84.

the proposed transactions described herein meet the Section 17(b) standards for relief because the terms of such proposed transactions, including the consideration to be paid or received for the Creation Units, are reasonable and fair and do not involve overreaching on the part of any person concerned; and the proposed transactions will be consistent with the policy of each Fund as described herein and are consistent with the general purposes of the Act. Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act. The exemptions and Order requested are also substantially similar to those granted in Prior ETF Orders.

      B. Benefits of the Proposal

      1. General

      The typical ETF allows investors to trade a standardized portfolio of securities in a size comparable to a share of common stock. Trading in exchange-basket products is an important investment strategy, due in part to the widely acknowledged benefits of diversification and in part to the attraction of baskets selected from a market segment or industry sector that investors want to incorporate into their portfolio to express a specific investment theme or to participate in an economic/investment trend. The popularity of current ETFs, including but not limited to the Prior ETFs, all of which are basket products, is ample testimony to the fact that this basket structure has proven attractive to investors.

      2. Intra-Day Trading

      Investors have also been drawn to the liquidity provided by many ETFs. In contrast to traditional open-end funds which do not provide investors the ability to trade throughout the day, Shares of the Funds will be listed on an Exchange and will trade throughout the Listing Exchange's regular trading hours. Applicants believe that the price at which Shares trade will be disciplined by arbitrage opportunities created by the option continually to purchase or redeem Shares in Creation Units, which should help prevent Shares from trading at a material discount or premium in relation to their NAV per Share, in sharp distinction to closed-end investment companies. The continuous ability to purchase and redeem Shares in Creation Units also means that Share prices in secondary trading should not ordinarily be greatly affected by limited or excess availability.

      3. Maintaining a Competitive Position in the International Financial Community

      To maintain a competitive position in global securities markets, U.S. participants must respond to new developments and encourage the development of new products. Innovative financial vehicles such as the Funds will provide investors greater access to U.S. markets. By providing a wide range of investors with a U.S. exchange-traded security that permits participation in significant segments of various domestic and global securities markets, Applicants believe that the proposed new basket securities will benefit both investors and the markets. Section 6(c) provides a means for the Commission to respond to evolving domestic and international financial market developments not specifically contemplated when the Act was passed and a mechanism to permit innovation which serves the public interest.

      4. Introducing Additional Competition into the U.S. ETF Market

      Applicants submit that granting the requested Relief will introduce greater competition into the U.S. ETF market by allowing new ETF sponsors to offer their products. Applicants believe that the Affiliated Indexes and rules-based portfolio selection methods will create new and attractive investment choices for consumers, and should be available to investors so long as their product design has solved potential conflicts of interest. Applicants believe that the potential conflicts of interest have been addressed as discussed in Section III.D.3. below.

      D. The Trusts and the Funds Do Not Raise Concerns

      1. Structure and Operation of the Trusts and the Funds Compared to Prior ETFs

      Applicants believe that the structure and operation of the Trusts and the Funds will be extremely similar to that of the Prior ETFs discussed in this Application. As discussed below, the liquidity of each Fund's Portfolio Securities, the portfolio transparency, the arbitrage mechanism, and the level and detail of information contained in the Prospectus for each Fund, as well as that displayed on the Website, will be extremely familiar to investors of Prior ETFs. Consequently, Applicants have every expectation that the Funds will operate very similarly to those domestic and international ETFs now trading in the secondary market.

      (a) Portfolio Transparency, "Front Running" and "Free Riding."

      As discussed throughout this Application, Applicants believe that the information about each Fund's Portfolio Securities, the composition of its Underlying Index and the disclosure about the Rules Based Process with respect to the Affiliated Index Funds and the Affiliated Indexes, will be both public and as extensive as that information now provided by Prior ETFs currently listed and traded. In addition, the current total aggregate market values of the Deposit Securities, on a per Share basis, will be disseminated in accordance with the rules of the Exchange. Further, the identity of Deposit Securities and Redemption Securities, if different, will be made available to market participants in the same manner and to the same extent as is provided in connection with current ETFs.

      Applicants believe that the disclosure of Portfolio Securities would be unlikely to lead to "front running" (where other persons would trade ahead of the Fund and the investors assembling the Deposit Securities for Creation Units) any more than is the case with the ETFs now trading. Similarly, Applicants assert that the frequent disclosures of Portfolio Securities would not lead to "free riding" (where other persons mirror the Fund's investment strategies without investing in the Fund and thus avoiding the Fund's expenses, including advisory fees) any more than such disclosures cause this problem in connection with the ETFs now trading.

      (b) Arbitrage Mechanism.

      Applicants assert that the arbitrage opportunities offered by the Trusts and the Funds will be the same as those offered by existing ETFs. Therefore, Applicants believe that the secondary market prices of the Shares will closely track their respective per Share NAVs or otherwise correspond to the fair value of their underlying portfolios. The Commission has granted exemptive relief to existing ETFs in large part because their structures enable efficient arbitrage, thereby minimizing the premium or discount relative to such ETFs' NAV per Share. Portfolio transparency has been recognized by market commentators and analysts, as well as by the Commission itself, to be a fundamental characteristic of current ETFs. This transparency is acknowledged to facilitate the arbitrage mechanism described in many of the applications for relief submitted by existing ETFs.

      Applicants have every reason to believe that the design, structure and transparency of the Funds will result in an arbitrage mechanism as efficient and robust as that which now exists for current ETFs.(41) Applicants expect that the spread between offer and bid prices for Shares will be very similar to such spreads experienced for shares of existing ETFs. Therefore, in light of the portfolio transparency and efficient arbitrage mechanism inherent in each Fund's structure, Applicants submit that the secondary market prices for Shares of such Funds should trade at prices close to NAV per Share and should reflect the value of each Fund's portfolio.

      2. Investor Uses and Benefits of Products

      Applicants believe that the Trusts and the Funds will offer a variety of benefits that will appeal to individual and institutional investors alike. Applicants assert that these will be identical or substantially similar to the benefits offered by current ETFs. These benefits include flexibility, tradability, availability, certainty of purchase price and tax efficiencies. Equally of interest to investors will be the relatively low expense ratios of the Funds, as compared to those of their directly competitive traditional mutual funds, due to their in-kind efficiencies in portfolio management as well as other reduced infrastructure costs. Reductions in the cost of trading, clearing, custody processes, shareholder reporting and accounting experienced by ETFs currently trading should be similarly experienced by the Trusts and the Funds. The last, but by no means least important, benefit is that investors will have access to extensive information regarding the Component Securities of the relevant Underlying Index, the Portfolio Securities of each Fund and Deposit/Redemption Securities. Applicants believe that this updated information will be used also by fund analysts, fund evaluation services, financial planners and advisers and broker dealers, among others, and will enhance general market knowledge about the Fund's holdings as well as the performance of its Adviser and/or Sub-Adviser.

--------

(41) Applicants are not aware of any characteristics of a NASDAQ listing that would cause Shares to operate or trade differently than if they were listed on another domestic Exchange. Applicants do acknowledge that unlike the structure of the other domestic Exchanges where a single member is contractually obligated to make a market in Shares and oversees trading in Shares, the NASDAQ trading system allows numerous Market Makers who wish to trade Shares to compete for business, creating liquidity by being willing to buy and sell Shares for their own accounts on a regular and continuous basis. Applicants note that NASDAQ's listing requirements require at least two Market Makers to be registered in Shares in order to maintain their NASDAQ listing and that registered Market Makers on NASDAQ must make a continuous, two-sided market at all times or risk regulatory sanctions. Applicants believe that the competition on NASDAQ among Market Makers, many of whom may be Authorized Participants engaging in arbitrage activities, would result in a highly efficient and effective market for Shares.

      Applicants have made every effort to structure the Funds in a way that would not favor creators, redeemers and arbitrageurs over retail investors buying and selling in the secondary market. All investors, large and small, will have information readily available as to how changes in each Underlying Index are determined and information with respect to all changes made to each Underlying Index will be available to all investors at the same time. Given that each Fund will be managed to replicate or closely track its Underlying Index, neither the Adviser nor a Sub-Adviser will have latitude to change or specify certain Deposit Securities or Redemption Securities to favor an affiliate.

      3. Potential Conflicts of Interest Related to Affiliated Index Funds Similar to Those Involved in Prior Approvals

      In the Prior Self-Indexing ETF Orders, the Commission considered the potential conflicts presented with an affiliated person of an investment adviser to an index management investment company (organized as an ETF) acting as an index provider to the investment company.(42) Applicants believe the potential conflicts of interest presented and addressed in the Prior Self-Indexing ETF Orders are essentially identical to the potential conflicts created by the operation of the Affiliated Index Funds and the Affiliated Indexes. Applicants therefore do not believe that their request for Relief presents any novel legal issues that the Commission has not already considered.

      Applicants will adopt Policies and Procedures designed to address potential conflicts substantially similar to those described in the Prior Self-Indexing ETF Orders. As discussed above, the Adviser will adopt policies prohibiting its employees from disclosing or using any non-public information acquired through their employment, except as appropriate in connection with the rendering of services to the Affiliated Index Funds and the Affiliated Accounts. Similarly, the Adviser, if it is the Affiliated Index Provider, or any Affiliated Person who is an Affiliated Index Provider, will adopt Policies and Procedures that prohibit the Index Personnel from disseminating or using non-public information about pending changes to Component Securities or any Rules Based Process except in connection with the performance of their respective duties. These Policies and Procedures will specifically prohibit Index Personnel from sharing any non-public information about the Affiliated Indexes with personnel of the Adviser and/or Sub-Advisers responsible for management of the Affiliated Index Funds and/or any Affiliated Accounts, except as described herein. The Adviser will adopt Policies and Procedures that prohibit personnel responsible for the management of the Affiliated Index Funds and/or any Affiliated Accounts from sharing any non-public information about the management of the Affiliated Index Funds and any Affiliated Account with the Index Personnel and personnel of the Calculation Agent. Any Sub-Adviser will be instructed to not discuss, and will have adopted policies and procedures that prohibit the Sub-Adviser from disclosing, non-public information about portfolio management of the Affiliated Index Funds and Affiliated Accounts to Index Personnel and personnel of the Calculation Agent.

--------

(42)  See supra, note 4.

      Further, Applicants assert that the potential conflicts of interest arising from the fact that the Affiliated Index Provider will be the Adviser or an Affiliated Person are not actual concerns and will not have any impact on the operation of the Affiliated Index Funds because the Affiliated Indexes will maintain transparency. The Affiliated Index Funds' portfolios will be transparent, and the Adviser, any Affiliated Person who is an Affiliated Index Provider, any Sub-Adviser and the Affiliated Index Funds will adopt Policies and Procedures to address any potential conflicts of interest, all as discussed herein. Among other things, these Policies and Procedures will be designed to limit or prohibit communication with respect to issues/information related to the maintenance, calculation and reconstitution of the Affiliated Indexes between Index Personnel and personnel who have responsibility for the management of Affiliated Index Funds or any Affiliated Accounts, as described herein.

      In conjunction with the Policies and Procedures discussed herein, these restrictions will prevent the Adviser, any Sub-Adviser or any person affiliated with it, or any Affiliated Index Fund, from having any advantage over other market participants with respect to prior knowledge of companies and other issuers that may be added to or deleted from the Affiliated Index or from any Affiliated Index Funds that track the Affiliated Indexes.

      In addition, the Affiliated Index Provider will retain an unaffiliated Calculation Agent to calculate and maintain the Affiliated Indexes on a daily basis. The Calculation Agent will be instructed to not communicate any non-public information about the Affiliated Indexes to anyone, and specifically not to the personnel of the Adviser or Sub-Adviser responsible for the management of the Affiliated Index Funds or Affiliated Accounts. The Calculation Agent will be instructed to disseminate information about the Component Securities to the Adviser or any Sub-Adviser, on behalf of the Affiliated Index Funds and Affiliated Accounts, as applicable, any Affiliated Person who is an Affiliated Index Provider, and the public at the same time, except as otherwise described herein. The Index Personnel and the personnel of the Calculation Agent will be employees of separate organizations and located in physically separate offices. Similarly, the personnel of the Adviser and those of any Sub-Adviser responsible for day-to-day portfolio management of the Affiliated Index Funds and/or any Affiliated Account and the personnel of the Calculation Agent will be employees of separate organizations and will be located in physically separate offices. Also, as discussed above, the Adviser, if it is the Affiliated Index Provider, or any Affiliated Person who is an Affiliated Index Provider, as the case may be, will adopt Policies and Procedures which impose a Restricted List and Blackout Period requirements on all Index Personnel. The Adviser will also adopt Policies and Procedures which require any personnel responsible for the management of an Affiliated Index Fund and any Affiliated Account to pre-clear all personal securities transactions with a designated employee within the Legal or Compliance teams of the Adviser and report personal securities transactions to a designated employee within the Legal or Compliance teams of the Adviser in accordance with Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act. Any Sub-Adviser will be required to confirm to the Adviser and the applicable Trust that it has adopted policies and procedures to monitor and restrict securities trading by certain employees. Also, any Sub-Adviser will be required to adopt a Code of Ethics pursuant to Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act and provide the applicable Trust with the certification required by Rule 17j-1 under the Act.

      The Affiliated Index Provider will describe the basic concept of each Affiliated Index and disclose the Rules Based Process on the Website. Changes to the Rules Based Process will be publicly disclosed on the Website prior to actual implementation. Such changes will not take effect until the Affiliated Index Provider has given the investing public at least 60 days published notice that such changes are being planned to take effect.

      4. The Commission Should Grant the Exemptive Relief Requested in this Application

      In summary, Applicants believe that the Trusts and the Funds will operate in the same manner as existing ETFs, and that the Affiliated Index Funds will operate in essentially the same manner as the Prior Self-Indexing ETFs, provide necessary safeguards against shareholder discrimination and potential conflicts of interest, and create no new regulatory concerns. Applicants submit that the benefits offered to potential investors are varied and useful, and that the Trusts and the Funds are appropriate candidates for the requested Relief.

      Based on the foregoing, Applicants respectfully request the Relief as set forth below.

IV.   REQUEST FOR ORDER

      A. Legal Analysis.

      1. Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)

      Section 5(a)(1) of the Act defines an "open-end company" as "a management company which is offering for sale or has outstanding any redeemable security of which it is the issuer." The term "redeemable security" is defined in Section 2(a)(32) of the Act as:

            "any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer, is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer's current net assets, or the cash equivalent thereof."

      Applicants believe that the Shares could be viewed as satisfying the
Section 2(a)(32) definition of a redeemable security and, consequently, each Fund could be viewed as satisfying the definitional requirement of an open-end company offering for sale a redeemable security of which it is the issuer. Shares are securities "under the terms of which" an owner may receive his proportionate share of the Fund's current net assets; the unusual aspect of such Shares is that its terms provide for such a right to redemption only when such individual Shares are aggregated with a specified number of such other individual Shares that together constitute a redeemable Creation Unit. Because the redeemable Creation Units of a Fund can be unbundled into individual Shares that are not individually redeemable, a possible question arises as to whether the definitional requirements of a "redeemable security" or an "open-end company" under the Act would be met if such individual Shares are viewed as non-redeemable securities. In light of this possible analysis, Applicants request an order to permit each Fund to register as an open-end management investment company and issue individual Shares that are redeemable only in Creation Units as described herein.

      Creation Units will always be redeemable in accordance with the provisions of the Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Units for redemption. Moreover, listing and trading on an Exchange will afford all holders of Shares the benefit of intra-day liquidity. Because Creation Units may always be purchased and redeemed at NAV (less certain transactional expenses), the price of Creation Units on the secondary market and the price of the individual Shares of a Creation Unit, taken together, should not vary substantially from the NAV of Creation Units.

      Moreover, Applicants believe that the existence of Shares does not appear to thwart the purposes of any other provision of the Act that, but for the exemption requested herein with respect to Sections 2(a)(32) and 5(a)(1), would be applicable to each Fund.

      Applicants believe that permitting each Fund to register as an open-end investment company and issue redeemable Creation Units of individual Shares, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and, accordingly, Applicants hereby request that an order of exemption be granted.

      2. Exemption from the Provisions of Section 22(d) and Rule 22c-1

      Section 22(d) of the Act provides in part, that:

            "no registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus. . ."

      Rule 22c-1 provides that:

            "no registered investment company issuing any redeemable security, no person designated in such issuer's prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security."

      Shares of each Fund will be listed on a Listing Exchange and the relevant Market Maker will maintain a market for such Shares. Secondary market transactions in Shares occurring on any Exchange will be effected at negotiated prices, not on the basis of per Share NAV next calculated after receipt of any sale order. The Shares will trade on and away from(43) the Listing Exchange at all times on the basis of current bid/offer prices. The purchase and sale of Shares of each Fund will not, therefore, be accomplished at an offering price described in the Fund's Prospectus, as required by Section 22(d), nor will sales and repurchases be made at a price based on the current NAV per Share next computed after receipt of an order, as required by Rule 22c-1.

      Applicants believe that the concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing of Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended to (1) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (2) prevent unjust discrimination or preferential treatment among buyers, and (3) ensure an orderly distribution system of Shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.(44)

      The first two purposes - preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers - would not seem to be relevant issues for secondary trading by dealers in Shares of a Fund. Secondary market transactions in Shares would not cause dilution for owners of such Shares because such transactions do not directly involve Fund assets. Similarly, secondary market trading in Shares should not create discrimination or preferential treatment among buyers. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, but do not occur as a result of unjust or discriminatory manipulation.

      With respect to the third possible purpose of Section 22(d), Applicants believe that the proposed distribution system will be orderly. Anyone may sell or acquire Shares either by purchasing them on the Exchange or by creating one or more Creation Units; therefore, no dealer should have an advantage over any other dealer in the sale of such Shares. Indeed, Applicants believe that the presence of the Market Maker will also help to provide an orderly market. In addition, secondary market transactions in Shares should generally occur at prices roughly equivalent to their NAV per Share. If the prices for Shares should fall below the proportionate NAV per Share of the underlying Fund's assets, an investor needs only to accumulate enough individual Shares of such Fund to constitute a Creation Unit in order to redeem such Shares at NAV. Competitive forces in the marketplace should thus ensure that the margin between NAV per Share and the price for Shares in the secondary market remains narrow. Applicants believe that, to date, in general, shares of Prior ETFs have consistently traded at, or very close to, their respective per share NAVs.

--------

(43) Consistent with Rule 19c-3 under the Exchange Act, Exchange members are not required to effect transactions in Shares through the facilities of the Exchange.

(44) See Protecting Investors: A Half Century of Investment Company Regulation at 299-303 (May 1992); Investment Company Act Release No. 13183 (Apr. 22,
      1983).

Applicants have strong reason to believe that the trading experience of Shares should closely resemble that of shares of Prior ETFs.

      On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units and pricing and trading Shares, and (ii) that the Relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby request that an order of exemption be granted in respect of
Section 22(d) and Rule 22c-1.

      3. Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)

      Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the Act pursuant to Sections 6(c) and 17(b) of the Act to permit certain affiliated persons to effectuate purchases and redemptions "in-kind."

      Section 17(a)(1) of the Act makes it unlawful

            ". . . for any affiliated person or promoter of or principal underwriter for a registered investment company . . . or any affiliated person of such a person, promoter, or principal underwriter, acting as principal - knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust . . . by the depositor thereof."

      Section 17(a)(2) of the Act makes it unlawful

            ". . . for any affiliated person or promoter of or principal underwriter for a registered investment company. . ., or any affiliated person of such a person, promoter, or principal underwriter, acting as principal knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property except securities of which the seller is the issuer)."

      An "affiliated person" of a fund, pursuant to Section 2(a)(3)(A) of the Act, includes "any person directly or indirectly owning, controlling, or holding with the power to vote, 5 per centum or more of the outstanding voting securities of such other person"; and pursuant to Section 2(a)(3)(C) of the Act "any person directly or indirectly controlling, controlled by, or under common control with, such other person."

      Section 2(a)(9) of the Act defines "control" as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company, and provides a rebuttable presumption that any person who owns more than 25% of the voting securities of a company controls the company.

      The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (each an "Affiliated Fund").

      Section 17(b) provides that the Commission will grant an exemption from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair and do not involve overreaching on the part of any person concerned; that the proposed transaction is consistent with the policy of each registered investment company concerned; and that the proposed transaction is consistent with the general purposes of the Act.

      Past applications of Prior ETFs have suggested the possibility that
Section 17(b) could be interpreted to exempt only a single transaction from
Section 17(a) and that relief for a series of ongoing transactions, such as the ongoing sale and redemption of Creation Units, requires an exemption under
Section 6(c) of the Act as well.(45) Accordingly, Applicants are also requesting an exemption from Section 17(a) under Section 6(c).

      To the extent that there are twenty or fewer holders of Creation Units of all of the Funds or of one or more particular Fund, some or all of such holders will be at least 5 percent owners of such Funds, and one or more may hold in excess of 25 percent of such Funds, as the case may be, and would therefore be deemed to be affiliated persons of such Funds either under Section 2(a)(3)(A) or
Section 2(a)(3)(C). For so long as such holders of Shares were deemed to be affiliated persons (e.g., so long as twenty or fewer such holders existed),
Section 17(a)(1) could be read to prohibit such persons from depositing the Portfolio Deposit with a Fund in return for Creation Units (an "in-kind" purchase), and likewise, Section 17(a)(2) could be read to prohibit such persons from entering into an "in-kind" redemption procedure with a Fund. Furthermore, under other circumstances, one or more holders of Shares might each accumulate 5 percent or more of such Fund's securities. Also, the Market Maker for the Shares of any relevant Fund might accumulate, from time to time, 5 percent or more of such Fund's securities in connection with such Market Maker's market-making activities. In addition, one or more holders of Shares, or the Market Maker, might from time to time accumulate in excess of 25 percent of the Shares of one or more Funds, and such persons would therefore be deemed to be affiliated persons of such Funds under Section 2(a)(3)(C). Applicants request an exemption to permit persons that are affiliated persons of the Funds (or affiliated persons of such persons (collectively "Second-Tier Affiliates")) solely by virtue of one or more of the following: (1) holding 5% or more, or in excess of 25%, of the outstanding Shares of one or more Funds; (2) an affiliation with a

--------

(45)  See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

person with an ownership interest described in (1); or (3) holding 5% or more, or more than 25%, of the shares of one or more Affiliated Funds, to effectuate purchases and redemptions "in-kind."

      Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making "in-kind" purchases or "in-kind" redemptions of Shares of a Fund in Creation Units. Both the deposit procedures for "in-kind" purchases of Creation Units and the redemption procedures for "in-kind" redemptions of Creation Units will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number. It is immaterial to a Fund whether 12 or 1,200 Creation Units exist for such Fund. All will be issued and redeemed in the same manner. There will be no discrimination between purchasers or redeemers. Deposit Securities and Redemption Securities will be valued in the identical manner as those Portfolio Securities currently held by the relevant Funds and the valuation of the Deposit Securities and Redemption Securities will be made in an identical manner regardless of the identity of the purchaser or redeemer.

      Applicants also note that the ability to take deposits and make redemptions "in-kind" will help each Fund to track closely its Underlying Index and therefore aid in achieving the Fund's objectives. Applicants do not believe that "in-kind" purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with each Fund's objectives and with the general purposes of the Act. Applicants believe that "in-kind" purchases and redemptions will be made on terms reasonable to Applicants and any affiliated persons because they will be valued pursuant to verifiable objective standards. The method of valuing Portfolio Securities held by a Fund is identical to that used for calculating "in-kind" purchase or redemption values and therefore creates no opportunity for affiliated persons or Second-Tier Affiliates of Applicants to effect a transaction detrimental to the other holders of Shares of that Fund. Similarly, Applicants submit that, by using the same standards for valuing Portfolio Securities held by a Fund as are used for calculating "in-kind" redemptions or purchases, the Fund will ensure that its NAV per Share will not be adversely affected by such securities transactions.

      For the reasons set forth above, Applicants believe that: (i) with respect to the Relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policy of each Fund, and that the proposed transactions are consistent with the general purposes of the Act, and (ii) with respect to the Relief requested pursuant to
Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and purposes fairly intended by the policy and provisions of the Act.

      4. Exemption from the Provisions of Section 22(e) of the Act

      Applicants seek an Order of the Commission under Section 6(c) of the Act granting an exemption from Section 22(e) of the Act. Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations Applicants may otherwise have under Rule 15c6-1 under the Exchange

Act requiring that most securities transactions be settled within three business days of the trade date.

      Section 22(e) of the Act provides that:

            "No registered investment company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption, except-

            (1) for any period (A) during which the New York Stock Exchange is closed other than customary weekend and holiday closings or (B) during which trading on the New York Stock Exchange is restricted;

            (2) for any period during which an emergency exists as a result of which (A) disposal by the company of securities owned by it is not reasonably practicable or (B) it is not reasonably practicable for such company fairly to determine the value of its net assets; or

            (3) for such other periods as the Commission may by order permit for the protection of security holders of the company."

      Settlement of redemptions for a Foreign Fund will be contingent not only on the securities settlement cycle of the United States market, but also on the delivery cycles in local markets for the underlying foreign securities held by a Foreign Fund. Applicants have been advised that the delivery cycles currently practicable for transferring Redemption Securities to redeeming investors, coupled with local market holiday schedules, may require a delivery process longer than seven calendar days for a Foreign Fund, in certain circumstances. Accordingly, with respect to Foreign Funds only, Applicants hereby request Relief from the requirement imposed by Section 22(e) to provide payment or satisfaction of redemptions within seven calendar days following the tender of a Creation Unit of such Fund. Applicants request that Relief be granted such that Foreign Funds holding Redemption Securities which require a delivery process in excess of seven calendar days may provide payment or satisfaction of redemptions within not more than the maximum number of calendar days required for such payment or satisfaction in the principal local foreign market(s) where transactions in the Portfolio Securities of each such Foreign Fund customarily clear and settle, but in all cases no later then fifteen calendar days following the tender of a Creation Unit.(46) With respect to Future Funds that will be Foreign Funds, Applicants seek the same Relief from Section 22(e) only to the extent that circumstances exist similar to those described herein.

--------

(46) In the past, settlement in certain countries, including Russia, has extended to fifteen (15) calendar days.

      Based on information available to Applicants, although certain holidays may occur on different dates in subsequent years, the number of days required to deliver redemption proceeds in any given year will not exceed fifteen (15) calendar days for any of the Foreign Funds requiring exemptive relief from the provisions of Section 22(e). Of course, it is possible that the proclamation of new or special holidays,(47) the treatment by market participants of certain days as "informal holidays" (e.g., days on which no or limited securities transactions occur, as a result of substantially shortened trading hours(48)), the elimination of existing holidays, or changes in local securities delivery practices(49) could affect the information set forth herein at some time in the future, but in all cases redemption proceeds will be delivered within a period not to exceed fifteen calendar days. The SAIs for the Foreign Funds that may require this Relief will identify (i) those instances in a given year where, due to local holidays, more than seven calendar days will be needed to deliver redemption proceeds and will list such holidays, and (ii) the maximum number of days needed to deliver the proceeds, up to fifteen (15) calendar days.

      Except as set forth herein or as disclosed in the SAI for any Foreign Fund for analogous dates in subsequent years, deliveries of redemption proceeds by the Foreign Fund relating to those countries or regions are expected to be made within seven days.

      Applicants believe that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants propose that allowing redemption payments for Creation Units of a Foreign Fund to be made within the number of days indicated above, up to a maximum of fifteen (15) calendar days, would not be inconsistent with the spirit and intent of Section 22(e). Applicants suggest that a redemption payment occurring within such number of calendar days following a redemption request would adequately afford investor protection.

      Applicants desire to incorporate the creation and redemption mechanism for Creation Units as much as possible into the processing cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Securities of a given Foreign Fund. Currently, it is believed that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal

--------

(47) Applicants have been advised that previously unscheduled holidays are sometimes added to a country's calendar, and existing holidays are sometimes moved, with little advance notice. Any such future changes could impact the analysis of the number of days necessary to satisfy a redemption request.

(48) A typical "informal holiday" includes a trading day in the relevant market that is immediately prior to a regularly scheduled holiday; early closures of the relevant market or of the offices of key market participants may occur with little advance notice. Any shortening of regular trading hours on such a day could impact the analysis of the number of days necessary to satisfy a redemption request.

(49) Applicants observe that the trend internationally in local securities delivery practices has been a reduction in each market's standard settlement cycles (e.g., the U.S. markets changed to T+3 in 1995). It remains possible, if unlikely, that a particular market's settlement cycles for securities transfers could be lengthened in the future.

of the product to professional participants, and thereby promote the liquidity of the Shares in the secondary market with benefits to all holders thereof. As noted above, Applicants intend to utilize in-kind redemptions to the maximum extent possible principally as a method of assuring the fullest investment of Fund assets in Portfolio Securities (although cash redemptions, subject to a somewhat higher redemption transaction fee, are expected to be available or required in respect of certain Funds). Applicants are only seeking Relief from
Section 22(e) to the extent that the Foreign Funds effect creations and redemptions of Creation Units in-kind.

      If the requested Relief is granted, Applicants intend to disclose in each Foreign Fund's SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days, up to a maximum of 15 calendar days, following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicants assert that the request for Relief from the strict seven-day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, Applicants believe that the granting of the requested Relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.

      Applicants note that the requested Relief from Section 22(e) is substantially similar to the relief that was obtained by the Prior ETFs in orders relating to each of those funds.

      On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and
(ii) that the Relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e).

V.    EXPRESS CONDITIONS TO THIS APPLICATION

      Applicants agree that any order of the Commission granting the requested Relief will be subject to the following conditions:

             1. The requested Relief will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of index-based ETFs, except with respect to any portion of the requested Relief that is not granted in such Commission rule.

             2. As long as a Fund operates in reliance on the Order, the Shares of such Fund will be listed on an Exchange.

             3. No Fund will be advertised or marketed as an open-end investment company or mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire those Shares from the Fund and tender those Shares for redemption to a Fund in Creation Units only.

             4. The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day's NAV and the market closing price or the Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

VI.   NAMES AND ADDRESSES

      The following are the names and addresses of Applicants:

                       First Trust Advisors L.P.
                       First Trust Portfolios L.P.
                       First Trust Exchange-Traded Fund
                       First Trust Exchange-Traded Fund II
                       First Trust Exchange-Traded Fund III
                       First Trust Exchange-Traded Fund IV
                       First Trust Exchange-Traded Fund V
                       First Trust Exchange-Traded Fund VI
                       First Trust Exchange-Traded AlphaDEX(R) Fund
                       First Trust Exchange-Traded AlphaDEX(R) Fund II 120 East Liberty Drive
                       Suite 400
                       Wheaton, Illinois  60187

      All questions concerning this Application should be directed to the persons listed on the cover page of this Application.

                                  FIRST TRUST EXCHANGE-TRADED FUND


                                  By: /s/ Mark R. Bradley
                                      -----------------------------------
                                  Name: Mark R. Bradley
                                  Title: President


                                  FIRST TRUST EXCHANGE-TRADED FUND II


                                  By: /s/ Mark R. Bradley
                                      -----------------------------------
                                  Name: Mark R. Bradley
                                  Title: President


                                  FIRST TRUST EXCHANGE-TRADED FUND III


                                  By: /s/ Mark R. Bradley
                                      -----------------------------------
                                  Name: Mark R. Bradley
                                  Title: President


                                  FIRST TRUST EXCHANGE-TRADED FUND IV


                                  By: /s/ Mark R. Bradley
                                      -----------------------------------
                                  Name: Mark R. Bradley
                                  Title: President


                                  FIRST TRUST EXCHANGE-TRADED FUND V


                                  By: /s/ Mark R. Bradley
                                      -----------------------------------
                                  Name: Mark R. Bradley
                                  Title: President


                                  FIRST TRUST EXCHANGE-TRADED FUND VI


                                  By: /s/ Mark R. Bradley
                                      -----------------------------------
                                  Name: Mark R. Bradley
                                  Title: President

                                  FIRST TRUST EXCHANGE-TRADED ALPHADEX(R)
                                     FUND


                                  By: /s/ Mark R. Bradley
                                      -----------------------------------
                                  Name: Mark R. Bradley
                                  Title: President


                                  FIRST TRUST EXCHANGE-TRADED ALPHADEX(R)
                                     FUND II


                                  By: /s/ Mark R. Bradley
                                      -----------------------------------
                                  Name: Mark R. Bradley
                                  Title: President


                                  FIRST TRUST ADVISORS L.P.


                                  By: /s/ James A. Bowen
                                      -----------------------------------
                                  Name: James A. Bowen
                                  Title: Chief Executive Officer


                                  FIRST TRUST PORTFOLIOS L.P.


                                  By: /s/ James A. Bowen
                                      -----------------------------------
                                  Name: James A. Bowen
                                  Title: Chief Executive Officer

Dated: October 25, 2012

                          AUTHORIZATION AND SIGNATURES

      In accordance with Rule 0-2(c) under the Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of First Trust Advisors L.P. James A. Bowen is authorized to sign and file this document on behalf of First Trust Advisors L.P. pursuant to the general authority vested in him as Chief Executive Officer.

                                  FIRST TRUST ADVISORS L.P.


                                  By: /s/ James A. Bowen
                                      -----------------------------------
                                  Name: James A. Bowen
                                  Title: Chief Executive Officer

Dated as of: October 25, 2012

                          AUTHORIZATION AND SIGNATURES

      In accordance with Rule 0-2(c) under the Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of First Trust Exchange-Traded Fund, First Trust Exchange-Traded Fund II, First Trust Exchange-Traded Fund III, First Trust Exchange-Traded Fund IV, First Trust Exchange-Traded Fund V ("Trust V"), First Trust Exchange-Traded Fund VI, First Trust Exchange-Traded AlphaDEX(R) Fund and First Trust Exchange-Traded AlphaDEX(R) Fund II (collectively, the "Trusts"). Mark R. Bradley is authorized to sign and file this document on behalf of the Trusts pursuant to (a) the general authority vested in him as President and
(b)(1) for the Trusts other than Trust V, resolutions adopted by the respective Boards of Trustees, which are attached hereto as Appendix A-1, and (2) for Trust V, resolutions set forth in the written consent of the initial trustee, which are attached hereto as Appendix A-2.

                                  FIRST TRUST EXCHANGE-TRADED FUND

                                  FIRST TRUST EXCHANGE-TRADED FUND II

                                  FIRST TRUST EXCHANGE-TRADED FUND III

                                  FIRST TRUST EXCHANGE-TRADED FUND IV

                                  FIRST TRUST EXCHANGE-TRADED FUND V

                                  FIRST TRUST EXCHANGE-TRADED FUND VI

                                  FIRST TRUST EXCHANGE-TRADED ALPHADEX(R)
                                     FUND

                                  FIRST TRUST EXCHANGE-TRADED ALPHADEX(R)
                                     FUND II


                                  By: /s/ Mark R. Bradley
                                      -----------------------------------
                                  Name: Mark R. Bradley
                                  Title: President

Dated as of: October 25, 2012

                          AUTHORIZATION AND SIGNATURES

      In accordance with Rule 0-2(c) under the Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of First Trust Portfolios L.P. James A. Bowen is authorized to sign and file this document on behalf of First Trust Portfolios L.P. pursuant to the general authority vested in him as Chief Executive Officer.

                                  FIRST TRUST PORTFOLIOS L.P.


                                  By: /s/ James A. Bowen
                                      -----------------------------------
                                  Name: James A. Bowen
                                  Title: Chief Executive Officer

Dated as of: October 25, 2012

               VERIFICATION OF APPLICATION AND STATEMENT OF FACT

      In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application for an order, for and on behalf of FIRST TRUST ADVISORS L.P.; that he is Chief Executive Officer of such company; and that all actions taken by the stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                                  By: /s/ James A. Bowen
                                      -----------------------------------
                                  Name: James A. Bowen
                                  Title: Chief Executive Officer

               VERIFICATION OF APPLICATION AND STATEMENT OF FACT

      In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application for an order, for and on behalf of FIRST TRUST EXCHANGE-TRADED FUND, FIRST TRUST EXCHANGE-TRADED FUND II, FIRST TRUST EXCHANGE-TRADED FUND III, FIRST TRUST EXCHANGE-TRADED FUND IV, FIRST TRUST EXCHANGE-TRADED FUND V, FIRST TRUST EXCHANGE-TRADED FUND VI, FIRST TRUST EXCHANGE-TRADED ALPHADEX(R) FUND and FIRST TRUST EXCHANGE-TRADED ALPHADEX(R) FUND II; that he is President of such companies; and that all actions taken by the stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                                  By: /s/ Mark R. Bradley
                                      -----------------------------------
                                  Name: Mark R. Bradley
                                  Title: President

               VERIFICATION OF APPLICATION AND STATEMENT OF FACT

      In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application for an order, for and on behalf of FIRST TRUST PORTFOLIOS L.P.; that he is Chief Executive Officer of such company; and that all actions taken by the stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                                  By: /s/ James A. Bowen
                                      -----------------------------------
                                  Name: James A. Bowen
                                  Title: Chief Executive Officer

                                  APPENDIX A-1

          THE BOARDS OF TRUSTEES OF FIRST TRUST EXCHANGE-TRADED FUND,
                      FIRST TRUST EXCHANGE-TRADED FUND II,
                     FIRST TRUST EXCHANGE-TRADED FUND III,
                      FIRST TRUST EXCHANGE-TRADED FUND IV,
                      FIRST TRUST EXCHANGE-TRADED FUND VI,
                  FIRST TRUST EXCHANGE-TRADED ALPHADEX(R) FUND
              AND FIRST TRUST EXCHANGE-TRADED ALPHADEX(R) FUND II
                     EACH ADOPTED THE FOLLOWING RESOLUTIONS

                WHEREAS, the First Trust Exchange-Traded Fund, First Trust Advisors L.P. and First Trust Portfolios L.P. previously received an order (the "Original Order") from the Securities and Exchange Commission (the "Commission") granting an exemption from various provisions of the Investment Company Act of 1940 (the "1940 Act") to permit, among other things (a) series of certain open-end management investment companies (each, a "Fund") to issue shares ("Fund Shares") redeemable in large aggregations only ("Creation Unit Aggregations"); (b) secondary market transactions in Fund Shares to occur at negotiated market prices; and (c) certain affiliated persons of the Funds to deposit securities into, and receive securities from, the Funds in connection with the purchase and redemption of Creation Unit Aggregations; and

                WHEREAS, under the Original Order, the Funds therein were permitted to invest in equity securities selected to correspond generally to the price and yield performance of specified domestic equity indices and to offer exchange-traded Fund Shares with limited redeemability; and

                WHEREAS, the First Trust Exchange-Traded Fund, the First Trust Exchange-Traded Fund II, the First Trust Exchange-Traded AlphaDEX(R) Fund, First Trust Advisors L.P. and First Trust Portfolios L.P. received an order (the "Amended Order") amending the Original Order, in relevant part, to extend the relief to permit new exchange-traded funds based on foreign equity securities indices. The Original Order as amended by the Amended Order is the "Equity ETF Order"; and

                WHEREAS, the Equity ETF Order granted relief not only to the trusts named in the application and series thereof, but also to certain other open-end management investment companies created in the future and series thereof that may track the price and yield performance of a domestic or foreign equity securities index (an "Equity Index"); and

                WHEREAS, the Equity ETF Order also requires that the Funds relying on it ("Equity ETFs") invest primarily in equity securities traded in the United States markets and/or foreign equity securities and prohibits an Equity ETF from tracking an Equity Index that is created, compiled, sponsored or maintained by an "affiliated person," as defined in the 1940 Act, or an affiliated person of an affiliated person, of a Trust (as defined below), First Trust Advisors L.P., First Trust Portfolios L.P., or a sub-advisor or promoter of an Equity ETF (an underlying index created, compiled, sponsored or maintained by any of the foregoing is referred to as an "Affiliated Index"); and

                WHEREAS, the First Trust Exchange-Traded Fund, the First Trust Exchange-Traded Fund II, the First Trust Exchange-Traded Fund III, the First Trust Exchange-Traded Fund IV, the First Trust Exchange-Traded Fund VI, the First Trust Exchange-Traded AlphaDEX(R) Fund, the First Trust Exchange-Traded AlphaDEX(R) Fund II (each, a "Trust" and collectively, the "Trusts"), First Trust Advisors L.P. and First Trust Portfolios L.P. seek additional exemptive relief to, among other things: (1) establish one or more existing or future series that track the price and yield performance of specified underlying indexes (a) that are comprised of fixed income securities ("Fixed Income ETFs"), (b) that are comprised of combinations of fixed income securities and equity securities ("Blended ETFs"), (c) that include both long and short positions in securities ("Long-Short ETFs"), and (d) that use a "130/30" investment strategy ("130/30 ETFs" and, together with Fixed Income ETFs, Blended ETFs and 130/30 ETFs, "Additional ETFs"); and (2) permit existing and future series of the Trusts to operate as index-based exchange-traded funds that seek to track Affiliated Indexes (including without limitation Equity Indexes, indexes comprised of fixed income securities or combinations of equity securities and fixed income securities, indexes that include both long and short positions in securities and indexes that use a "130/30" investment strategy); and

                WHEREAS, the Boards of Trustees of the Trusts other than First Trust Exchange-Traded Fund VI have previously authorized the applicable Trusts to seek the Additional ETF Relief (as defined below) and the Affiliated Index Relief (as defined below), and the authorizations set forth herein are intended to supersede such prior authorizations;

                NOW THEREFORE BE IT

                RESOLVED, that Mark R. Bradley, President of each Trust, and any other appropriate officer of each Trust be, and each hereby is, authorized to prepare, execute and submit to the Commission, on behalf of the respective Trust and in its name, an Application or Applications in such form as such officers, or any one of them, deems necessary or appropriate seeking exemptions from certain provisions of the 1940 Act to the extent necessary to, among other things, permit existing and future series of the respective Trust
          (1) to operate as Additional ETFs and to permit certain affiliated persons of the Additional ETFs to deposit securities into, and receive securities from, the Additional ETFs in connection with the purchase and redemption of Creation Unit Aggregations (the "Additional ETF Relief") and
          (2) to seek to track Affiliated Indexes and to permit certain affiliated persons of the series to deposit securities into, and receive securities from, the series in connection with the purchase and redemption of Creation Unit Aggregations (collectively, the "Affiliated Index Relief"); and it is further

                RESOLVED, that Mark R. Bradley and any other appropriate officer of the respective Trust be, and each hereby is, authorized and directed to take such additional actions and to execute and deliver on behalf of the respective Trust such other documents or instruments as he or she deems necessary or appropriate in furtherance of the above resolution, including, without limitation, the preparation, execution and filing of any necessary or appropriate amendment(s) or supplement(s) to the above-described Application or Applications, his or her authority therefor to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document; and it is further

                RESOLVED, that Mark R. Bradley and any other appropriate officer of the respective Trust be, and each hereby is, if he or she determines at any time that it is appropriate, authorized to separate the request to the Commission for Affiliated Index Relief from the request for Additional ETF Relief; and it is further

                RESOLVED, that upon issuance of an Order of Exemption by the Commission in accordance with the terms and conditions of any Application described above, the respective Trust is authorized to act in accordance with the provisions of such Application and the related Order of Exemption.

                                  APPENDIX A-2

     THE INITIAL TRUSTEE OF THE FIRST TRUST EXCHANGE-TRADED FUND V ADOPTED
                           THE FOLLOWING RESOLUTIONS

                WHEREAS, the First Trust Exchange-Traded Fund, First Trust Advisors L.P. and First Trust Portfolios L.P. previously received an order (the "Original Order") from the Securities and Exchange Commission (the "Commission") granting an exemption from various provisions of the Investment Company Act of 1940 (the "1940 Act") to permit, among other things (a) series of certain open-end management investment companies (each, a "Fund") to issue shares ("Fund Shares") redeemable in large aggregations only ("Creation Unit Aggregations"); (b) secondary market transactions in Fund Shares to occur at negotiated market prices; and (c) certain affiliated persons of the Funds to deposit securities into, and receive securities from, the Funds in connection with the purchase and redemption of Creation Unit Aggregations; and

                WHEREAS, under the Original Order, the Funds therein were permitted to invest in equity securities selected to correspond generally to the price and yield performance of specified domestic equity indices and to offer exchange-traded Fund Shares with limited redeemability; and

                WHEREAS, the First Trust Exchange-Traded Fund, the First Trust Exchange-Traded Fund II, the First Trust Exchange-Traded AlphaDEX(R) Fund, First Trust Advisors L.P. and First Trust Portfolios L.P. received an order (the "Amended Order") amending the Original Order, in relevant part, to extend the relief to permit new exchange-traded funds based on foreign equity securities indices. The Original Order as amended by the Amended Order is the "Equity ETF Order"; and

                WHEREAS, the Equity ETF Order granted relief not only to the trusts named in the application and series thereof, but also to certain other open-end management investment companies created in the future and series thereof that may track the price and yield performance of a domestic or foreign equity securities index (an "Equity Index"); and

                WHEREAS, the Equity ETF Order also requires that the Funds relying on it ("Equity ETFs") invest primarily in equity securities traded in the United States markets and/or foreign equity securities and prohibits an Equity ETF from tracking an Equity Index that is created, compiled, sponsored or maintained by an "affiliated person," as defined in the 1940 Act, or an affiliated person of an affiliated person, of a Trust (as defined below), First Trust Advisors L.P., First Trust Portfolios L.P., or a sub-advisor or promoter of an Equity ETF (an underlying index created, compiled, sponsored or maintained by any of the foregoing is referred to as an "Affiliated Index"); and

                WHEREAS, the First Trust Exchange-Traded Fund, the First Trust Exchange-Traded Fund II, the First Trust Exchange-Traded Fund III, the First Trust Exchange-Traded Fund IV, the First Trust Exchange-Traded Fund V ("ETF V"), the First Trust Exchange-Traded Fund VI, the First Trust Exchange-Traded AlphaDEX(R) Fund, the First Trust Exchange-Traded AlphaDEX(R) Fund II (each, a "Trust" and collectively, the "Trusts"), First Trust Advisors L.P. and First Trust Portfolios L.P. seek additional exemptive relief to, among other things: (1) establish one or more existing or future series that track the price and yield performance of specified underlying indexes (a) that are comprised of fixed income securities ("Fixed Income ETFs"), (b) that are comprised of combinations of fixed income securities and equity securities ("Blended ETFs"), (c) that include both long and short positions in securities ("Long-Short ETFs"), and (d) that use a "130/30" investment strategy ("130/30 ETFs" and, together with Fixed Income ETFs, Blended ETFs and 130/30 ETFs, "Additional ETFs"); and (2) permit existing and future series of the Trusts to operate as index-based exchange-traded funds that seek to track Affiliated Indexes (including without limitation Equity Indexes, indexes comprised of fixed income securities or combinations of equity securities and fixed income securities, indexes that include both long and short positions in securities and indexes that use a "130/30" investment strategy).

                NOW THEREFORE BE IT:

                RESOLVED, that Mark R. Bradley, President of ETF V, and any other appropriate officer of ETF V be, and each hereby is, authorized to prepare, execute and submit to the Commission, on behalf of ETF V and in its name, an Application or Applications in such form as such officers, or any one of them, deems necessary or appropriate seeking exemptions from certain provisions of the 1940 Act to the extent necessary to, among other things, permit series of ETF V (1) to operate as Additional ETFs and to permit certain affiliated persons of the Additional ETFs to deposit securities into, and receive securities from, the Additional ETFs in connection with the purchase and redemption of Creation Unit Aggregations (the "Additional ETF Relief") and

          (2) to seek to track Affiliated Indexes and to permit certain affiliated persons of the series to deposit securities into, and receive securities from, the series in connection with the purchase and redemption of Creation Unit Aggregations (collectively, the "Affiliated Index Relief"); and it is further

                RESOLVED, that Mark R. Bradley and any other appropriate officer of ETF V be, and each hereby is, authorized and directed to take such additional actions and to execute and deliver on behalf of ETF V such other documents or instruments as he or she deems necessary or appropriate in furtherance of the above resolution, including, without limitation, the preparation, execution and filing of any necessary or appropriate amendment(s) or supplement(s) to the above-described Application or Applications, his or her authority therefor to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document; and it is further

                RESOLVED, that Mark R. Bradley and any other appropriate officer of ETF V be, and each hereby is, if he or she determines at any time that it is appropriate, authorized to separate the request to the Commission for Affiliated Index Relief from the request for Additional ETF Relief; and it is further

                RESOLVED, that upon issuance of an Order of Exemption by the Commission in accordance with the terms and conditions of any Application described above, ETF V is authorized to act in accordance with the provisions of such Application and the related Order of Exemption.

                                   APPENDIX B

              DESCRIPTION OF INITIAL FUND AND ITS UNDERLYING INDEX

      It is currently intended that the Initial Fund will be named the First Trust U.S. Large Cap Blend Equity Index Fund, although the name may be changed in the future. It is currently anticipated that the investment objective of the Initial Fund will be to seek investment results that correspond generally to the price and yield (before the Initial Fund's fees and expenses) of an Affiliated Index created by the Adviser (as the Affiliated Index Provider) and known as the First Trust U.S. Large Cap Blend Equity Index (the "Initial Index"); the Initial Index is briefly described below. The Initial Fund is expected to invest at least 80% of its total assets in securities that comprise the Initial Index.

      The Initial Fund may modify its investment objective and the Adviser may modify its methodology for the Initial Fund as it determines appropriate or necessary in pursuing the Initial Fund's investment objective.

                          DESCRIPTION OF INITIAL INDEX

Introduction

      The Initial Index will be an equal weighted index representing the 50 largest companies that trade in U.S. dollars on either The NASDAQ Stock Market, the New York Stock Exchange or the NYSE Amex.

Initial Index Methodology

      To be included in the Initial Index, a security must be listed on The NASDAQ Stock Market, the New York Stock Exchange or the NYSE Amex. Each security must have a minimum market capitalization of $10 billion and have a minimum three-month average daily dollar trading volume of $1 million. The eligible securities will be ranked by market capitalization, and the top 50 securities by market capitalization will be selected for inclusion in the Initial Index. The Initial Index will be reconstituted and rebalanced on a quarterly basis, and each security will receive an equal weighting in the Initial Index at each quarterly rebalance.






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